UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer Pursuant
to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarter ended June 30, 2009
Commission File Number 000-27811
CHARTERED SEMICONDUCTOR
MANUFACTURING LTD.
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of registrant’s name into English)
Republic of Singapore
(Jurisdiction of incorporation or organization)
60 Woodlands Industrial Park D
Street 2, Singapore 738406
(65) 6362-2838
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Page
PART I — FINANCIAL INFORMATION
Item 1. Financial Statements	3
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations	24
Item 3. Quantitative and Qualitative Disclosures About Market Risk	38
Item 4. Controls and Procedures	39
PART II — OTHER INFORMATION
Item 1. Legal Proceedings	40
Item 2. Unregistered Sales of Equity and Use of Proceeds	40
Item 3. Defaults Upon Senior Securities	40
Item 4. Submission of Matters to a Vote of Security Holders	40
Item 5. Other Information	40
Item 6. Exhibits	40

SIGNATURES	42
EX-99.1
EX-99.2
EX-99.3
EX-99.4
EX-99.5
EX-99.6
EX-99.7
EX-99.8
EX-99.9

The Company is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form F-3 (Registration No. 333-155774); Form S-8 (Registration No. 333-89849); Form S-8 (Registration No. 333-63814); Form S-8 (Registration No. 333-63816); Form S-8 (Registration No. 333-116844) and Form S-8 (Registration No. 333-145081).
CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS
In this document, unless otherwise indicated, all references to “Chartered”, the “Company”, “we”, “our” and “us” refer to Chartered Semiconductor Manufacturing Ltd., a limited liability company formed in the Republic of Singapore, and its subsidiaries. When we refer to “Singapore dollars”, “S$” and “SGD” in this document, we are referring to Singapore dollars, the legal currency of Singapore. When we refer to “U.S. dollars”, “dollars”, “$”, “US$” and “USD” in this document, we are referring to United States dollars, the legal currency of the United States. When we refer to “Euro” in this document, we are referring to Euro, the legal currency of certain member states of the European Union. When we refer to “Yen” in this document, we are referring to Japanese Yen, the legal currency of Japan, and when we refer to “GBP” in this document, we are referring to Great Britain Pound, the legal currency of the United Kingdom. When we refer to “NTD” in this document, we are referring to New Taiwan dollars, the legal currency of Taiwan.
FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE
This Quarterly Report contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, without limitation, statements relating to our belief that our sources of liquidity and projected cash flows will be sufficient to meet our expected capital and research and development expenditures, debt service obligations, investment and liquidity needs for at least the next twelve months, our expected capital expenditures for 2009 and our expectations of Fab 7, reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are decreased consumer confidence, credit crisis, financial market turmoil and the deteriorating global economic conditions; the ability to access or renew existing or to obtain additional financing and the terms thereof; changes in the demands from our customers; demand and supply outlook in the semiconductor market; competition from existing foundries and new foundry companies resulting in pricing pressures; excess inventory, life cycle, market outlook and trends for specific products; product mix; unforeseen delays, interruptions and performance level of our fabrication facilities; our progress on leading-edge products; changes in capacity plans, allocation and process technology mix; unavailability of materials, equipment, manpower and expertise; access to or delays in technological advances or our development of process technologies; the successful implementation of our partnership, technology and supply alliances (including our joint development agreements with International Business Machines Corporation (“IBM”) and the other joint development partners); the growth rate of fabless companies; the outsourcing strategy of integrated device manufacturers (“IDM”) and our expectation that IDMs will utilize foundry capacity more extensively. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in “Item 3. Key Information — D. Risk Factors” in our 2008 annual report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I — FINANCIAL INFORMATION
Item 1. Financial Statements
CHARTERED SEMICONDUCTOR MANUFACTURING LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	As of
	December 31,	June 30,
	2008	2009

ASSETS
Cash and cash equivalents	$524,501	$773,571
Restricted cash	69,560	65,127
Marketable securities	950	1,230
Receivables, less allowances of $2,451 in 2008 and $2,400 in 2009	224,428	241,564
Inventories	189,498	146,396
Other investments	19,634	4,800
Other current assets	19,840	19,347

Total current assets	1,048,411	1,252,035

Investment in associated companies	28,924	32,368
Technology licenses and other intangible assets, net	48,178	39,560
Property, plant and equipment, net	2,845,668	2,749,271
Other non-current assets	53,992	54,266

Total assets	$4,025,173	$4,127,500

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERENCE SHARES AND EQUITY
Payables	$311,264	$248,472
Current installments of long-term debt and capital lease obligations	163,232	164,659
Other current liabilities	102,355	80,315

Total current liabilities	576,851	493,446

Long-term debt and capital lease obligations, excluding current installments	1,677,228	1,716,465
Other non-current liabilities	61,801	53,148

Total liabilities	2,315,880	2,263,059

Convertible redeemable preference shares	265,879	271,047

Ordinary share capital	2,706,244	3,010,862
Accumulated deficit	(1,208,166)	(1,346,323)
Accumulated other comprehensive loss	(54,664)	(53,610)

Total shareholders’ equity of Chartered	1,443,414	1,610,929
Noncontrolling interest in CSP	—	(17,535)

Total equity	$1,443,414	$1,593,394

Total liabilities, convertible redeemable preference shares and total equity	$4,025,173	$4,127,500

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share units and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2009	2008	2009

Net revenue	$457,562	$349,012	$845,792	$592,947
Cost of revenue	387,711	318,086	711,339	589,493

Gross profit	69,851	30,926	134,453	3,454

Other revenue	2,710	2,041	8,320	3,857

OPERATING EXPENSES
Research and development	42,845	45,786	88,290	93,794
Sales and marketing	17,836	13,633	35,428	26,476
General and administrative	11,164	10,487	21,958	21,085
Other operating expenses, net	1,268	5,581	3,752	8,533

Total operating expenses, net	73,113	75,487	149,428	149,888

Equity in income of associated companies, net	9,458	6,109	19,251	4,479
Other income (loss), net	(787)	72	9,723	271
Interest income	3,559	1,431	8,616	2,591
Interest expense and amortization of debt discount	(17,803)	(15,429)	(33,437)	(30,491)

Loss before income tax	(6,125)	(50,337)	(2,502)	(165,727)
Income tax benefit	49,542	8,827	48,310	9,992

Net income (loss)	43,417	(41,510)	45,808	(155,735)
Less: Net loss attributable to the noncontrolling interest in CSP	—	2,126	—	17,578

Net income (loss) attributable to Chartered	43,417	(39,384)	45,808	(138,157)

Less: Accretion to redemption value of convertible redeemable preference shares	2,498	2,596	4,973	5,168

Net income (loss) available to ordinary shareholders of Chartered	$40,919	$(41,980)	$40,835	$(143,325)

Basic net earnings (loss) per ordinary share*	$0.11	$(0.05)	$0.11	$(0.26)
Diluted net earnings (loss) per ordinary share*	$0.10	$(0.05)	$0.10	$(0.26)
Basic net earnings (loss) per ADS*	$1.07	$(0.50)	$1.07	$(2.62)
Diluted net earnings (loss) per ADS*	$0.96	$(0.50)	$1.01	$(2.62)

Number of ordinary shares (in millions) used in computing:*
Basic net earnings (loss) per ordinary share	383.1	835.9	383.1	546.7
Effect of dilutive securities	69.0	—	68.8	—

Diluted net earnings (loss) per ordinary share	452.1	835.9	451.9	546.7

Number of ADS (in millions) used in computing:*
Basic net earnings (loss) per ADS	38.3	83.6	38.3	54.7
Effect of dilutive securities	6.9	—	6.9	—

Diluted net earnings (loss) per ADS	45.2	83.6	45.2	54.7

*	As adjusted retroactively for the rights offering and the share consolidation — see Note 4 of the unaudited condensed consolidated financial statements for more details.
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME (LOSS)
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2009	2008	2009
Net income (loss)	$43,417	$(41,510)	$45,808	$(155,735)
Other comprehensive income (loss):
Net unrealized gains (losses) on change in cash flow hedging fair values	(68)	10	44	447
Reclassification of cash flow hedging losses into earnings	95	209	236	2
Foreign currency translation	57	201	89	3
Unrealized gains (losses) on available-for-sale securities	(261)	88	(1,341)	280
Reclassification of realized losses on available-for-sale securities into earnings	842	—	842	365

Other comprehensive income (loss), net	665	508	(130)	1,097

Comprehensive income (loss), net	44,082	(41,002)	45,678	(154,638)
Less: Comprehensive loss attributable to the noncontrolling interest in CSP	—	2,106	—	17,535

Comprehensive income (loss) attributable to Chartered	$44,082	$(38,896)	$45,678	$(137,103)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF TOTAL EQUITY
(In thousands)

	Shareholders of Chartered
				Accumulated
				Other
				Compre-
				hensive	Noncontrol-
			Accumulated	Income	ling interest
	Ordinary Share Capital		deficit	(Loss)	in CSP	Total Equity
	Number	$	$	$	$	$
Balance at January 1, 2008	2,539,626	2,710,006	(1,115,587)	(53,270)	—	1,541,149
Net loss	—	—	(92,579)	—	—	(92,579)
Other comprehensive loss	—	—	—	(1,394)	—	(1,394)
Accretion to redemption value of convertible redeemable preference shares	—	(10,042)	—	—	—	(10,042)
Issuance of shares arising from share-based awards	3,574	1,871	—	—	—	1,871
Employee share-based compensation	—	4,432	—	—	—	4,432
Non-employee share-based compensation	—	(23)	—	—	—	(23)

Balance at December 31, 2008	2,543,200	2,706,244	(1,208,166)	(54,664)	—	1,443,414
Net loss	—	—	(138,157)	—	(17,578)	(155,735)
Other comprehensive income	—	—	—	1,054	43	1,097
Accretion to redemption value of convertible redeemable preference shares	—	(5,168)	—	—	—	(5,168)
Issuance of shares arising from share-based awards	1,623	1,940	—	—	—	1,940
Employee share-based compensation	—	1,182	—	—	—	1,182
Non-employee share-based compensation	—	20	—	—	—	20
Issuance of ordinary shares, net of direct issuance costs	6,869,926	306,644	—	—	—	306,644
Adjustment for “ten for one” share consolidation	(8,472,909)	—	—	—	—	—

Balance at June 30, 2009	941,840	3,010,862	(1,346,323)	(53,610)	(17,535)	1,593,394

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Six Months Ended
	June 30,	June 30,
	2008	2009

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$45,808	$(155,735)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in income of associated companies, net	(19,251)	(4,479)
Cash dividends received from associated companies	18,885	1,038
Depreciation and amortization	280,061	250,763
Foreign exchange loss, net	1,118	2,230
Gain on disposal of property, plant and equipment, net	(212)	(202)
Deferred tax benefit	(38,040)	(9,962)
Others, net	8,296	8,891
Changes in assets and liabilities, net of effects from purchase of a subsidiary in 2008:
Receivables	21,385	(16,322)
Inventories	5,992	43,102
Other assets	(7,875)	1,596
Payables and other liabilities	(8,596)	11,441

Net cash provided by operating activities	$307,571	$132,361

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for property, plant and equipment	(275,198)	(210,972)
Payments for technology licenses	(6,804)	(2,988)
Investment in associated companies	(8,041)	—
Purchase of a subsidiary, net of cash acquired of $6,523	(237,072)	—
Refund of deposits placed with a vendor	842	684
Proceeds from sale of property, plant, equipment	7,519	3,901
Proceeds from redemption of other investments	42,359	7,524
Others, net	(465)	591

Net cash used in investing activities	$(476,860)	$(201,260)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt
Borrowings	280,140	89,890
Repayments	(307,013)	(78,683)
Capital lease payments	(2,540)	(2,826)
Refund of customer deposits	(5,609)	—
Issuance of ordinary shares, net of direct issuance costs	639	307,491
(Increase) decrease in cash restricted for debt repayment	(26,691)	4,433

Net cash provided by (used in) financing activities	$(61,074)	$320,305

Effect of exchange rate changes on cash and cash equivalents	3,787	(2,336)
Net increase (decrease) in cash and cash equivalents	(226,576)	249,070
Cash and cash equivalents at the beginning of the period	743,173	524,501

Cash and cash equivalents at the end of the period	$516,597	$773,571

Non-cash investing activities
Property, plant and equipment acquired through capital lease	$—	$31,092
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share units and per share data)

1.	Basis of Presentation
The unaudited interim condensed consolidated financial statements have been prepared in accordance with United States of America (“U.S.”) generally accepted accounting principles (“U.S. GAAP”) and, in the opinion of management, contain all adjustments necessary, all of which are of a normal recurring nature except for the rights offering completed in April 2009 and share consolidation in May 2009 which resulted in adjustments being made to the Company’s share plans and agreements as discussed in Note 2 and retroactive adjustments to the net earnings (loss) per ordinary share and American Depositary Shares (“ADS”) as discussed in Note 4, to present fairly the financial information included herein. The accompanying unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes included in the Company’s annual report on Form 20-F for the year ended December 31, 2008.

The condensed consolidated balance sheet as of December 31, 2008 and the condensed consolidated statement of total equity for the year ended December 31, 2008 included herein are derived from the audited consolidated financial statements in the Company’s annual report on Form 20-F for the year ended December 31, 2008 and as reclassified upon adoption of Statement of Financial Accounting Standards (“SFAS”) No. 160 “Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51”, which requires the presentation of noncontrolling interests within equity. The interim condensed consolidated financial statements as of June 30, 2009 and for three and six months ended June 30, 2008 and June 30, 2009, have not been audited.

The unaudited interim condensed consolidated financial statements reflect the accounts of Chartered Semiconductor Manufacturing Ltd. (“Chartered”) and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Prior to the adoption of SFAS No. 160, none of Chartered Silicon Partners Pte Ltd’s (“CSP”) losses had been allocated to the noncontrolling interest in the consolidated statements of operations since the first quarter of 2003 onwards as the obligations of the noncontrolling interest were reduced to zero in that quarter due to cumulative losses. CSP subsequently reported profits in the first quarter of 2008. Accordingly, profits applicable to the noncontrolling interest in CSP are taken to the consolidated statements of operation until the noncontrolling interest’s share of losses previously recorded in the consolidated statements of operations is fully recovered. The effect of not allocating profits of the noncontrolling interests in CSP in the three and six months ended June 30, 2008 resulted in an increase to the net income attributable to Chartered by $2,121 and $6,315, respectively.

The cumulative net losses not allocated to the noncontrolling shareholders of CSP according to their proportionate ownership as of December 31, 2008 is $213,496.

SFAS No. 160 became effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. SFAS No. 160 requires that accounting and reporting for minority interests be recharacterized as noncontrolling interests and classified as a component of equity. SFAS No. 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners.

Supplemental pro forma financial information is presented below as if SFAS No. 160 was not adopted on January 1, 2009.

	Three Months Ended	Six Months Ended
	June 30, 2009	June 30, 2009
	(In thousands, except per share data)

Pro forma net loss attributable to Chartered	41,510	155,735
Pro forma net loss available to ordinary shareholders of Chartered	44,106	160,903
Pro forma basic net loss per ordinary share	0.05	0.29
Pro forma diluted net loss per ordinary share	0.05	0.29
Pro forma basic net loss per ADS	0.53	2.94
Pro forma diluted net loss per ADS	0.53	2.94

2.	Rights Offering and Share Consolidation
On March 9, 2009, the Company announced a rights offering of approximately 6,869,926,194 new ordinary shares (“Shares”), directly or in the form of ADS.

Pursuant to the rights offering:
•	27 new Shares were offered for every 10 Shares held at S$0.07 per rights share; and

•	27 new ADSs were offered for every 10 ADSs held at a price of US$0.46 per rights ADS.
The rights offering was completed on April 15, 2009 and final net proceeds from the rights offering were approximately $307 million.

Subsequent to the completion of the rights offering, the Company held a “ten for one” share consolidation which was approved during an Extraordinary General Meeting of shareholders on April 30, 2009. The share consolidation took effect on May 21, 2009.

In connection with the rights offering and the share consolidation, adjustments were made with respect to:
•	the exercise price of, and number of ordinary shares issuable upon exercise of, outstanding options issued under the 1999 employee share option plan (“1999 Option Plan”);

•	the number of ordinary shares issuable upon vesting of awards issued under the restricted share unit plan (“RSU Plan”) and the performance share unit plan (“PSU Plan”);

•	the conversion price of convertible redeemable preference shares (“CRPS”); and

•	the strike prices and number of ordinary shares issuable under the call option with Goldman Sachs International (“GS”).
(a) 1999 Option Plan

As a result of the rights offering in March 2009, changes were made on March 18, 2009, being the modification date, to both the exercise price and the number of outstanding share options granted under the 1999 Option Plan. The adjustments were made by multiplying each existing option exercise price by 0.6632 and multiplying the number of outstanding share options by 1.5078. The number of share options granted under the 1999 Option Plan increased by 51,146 options immediately after the modification.

Subsequently, as a result of the share consolidation in May 2009, further changes were made on May 21, 2009, being the modification date, to both the exercise price and the number of outstanding share options granted under the 1999 Option Plan. The adjustments were made by multiplying each existing option exercise price by 10 and multiplying the number of outstanding share options by 0.1. The number of share options granted under the 1999 Option Plan decreased by 132,499 options immediately after the modification.

The modification to the 1999 Option Plan as a result of the rights offering in March 2009 and the share consolidation in May 2009 did not result in any incremental compensation cost as the fair value of the modified awards equals the fair value of the original awards immediately before the modification. As of June 30, 2009, the number of share options outstanding was 14,609.

The 1999 Option Plan expired on January 28, 2009.

(b) RSU Plan

As a result of the rights offering in March 2009, changes were made on March 18, 2009, being the modification date, to the number of outstanding RSUs granted under the RSU Plan. The adjustments were made by multiplying the number of outstanding RSUs by 1.5078. The number of RSUs granted under the RSU Plan increased by 5,468 RSUs immediately after the modification.

Subsequently, as a result of the share consolidation in May 2009, further changes were made on May 21, 2009, being the modification date, to the number of outstanding RSUs granted under the RSU Plan. The adjustments were made by multiplying the number of outstanding RSUs by 0.1. The number of RSUs granted under the RSU Plan decreased by 14,504 RSUs immediately after the modification.

The modification to the RSU Plan as a result of the rights offering in March 2009 and the share consolidation in May 2009 did not result in any incremental compensation cost as the fair value of the modified awards equals the fair value of the original awards immediately before the modification. As of June 30, 2009, the number of RSUs outstanding was 8,342.

See Note 11 for details of new RSU grants during the six months ended June 30, 2009.

(c) PSU Plan

As a result of the rights offering in March 2009, changes were made on March 18, 2009, being the modification date, to the base number of outstanding PSUs granted under the PSU Plan. The adjustments were made by multiplying the base number of outstanding PSUs by 1.5078. The base number of outstanding PSUs granted under the PSU Plan increased by 2,234 PSUs immediately after the modification.

Subsequently, as a result of the share consolidation in May 2009, further changes were made on May 21, 2009, being the modification date, to the base number of outstanding PSUs granted under the PSU Plan. The adjustments were made by multiplying the base number of outstanding PSUs by 0.1. The base number of outstanding PSUs granted under the PSU Plan decreased by 5,969 PSUs immediately after the modification.

The modification to the PSU Plan as a result of the rights offering in March 2009 and the share consolidation in May 2009 did not result in any incremental compensation cost as the fair value of the modified awards equals the fair value of the original awards immediately before the modification. As of June 30, 2009, the number of PSUs outstanding was 980.

See Note 11 for details of new PSU grants during the six months ended June 30, 2009.

(d) CRPS

As of June 30, 2009, there are 28 outstanding CRPS, each with a redemption price of US$10. Prior to the rights offering and the share consolidation, holders of the CRPS may convert the CRPS into new Shares or, subject to certain limitations, ADSs at a conversion price of $0.8719 per Share at any time before the close of business on the 7th business day prior to maturity or early redemption.

Pursuant to the terms of the Articles of Association of the Company, such conversion price is required to be adjusted on account of the rights offering and the share consolidation. As a result of the rights offering, the conversion price was adjusted to $0.4120 per Share. This adjustment was made on March 18, 2009, being the modification date for the rights offering.

Subsequently, as a result of the share consolidation, the conversion price was further adjusted to $4.12 per Share. This adjustment was made on May 21, 2009, being the modification date for the share consolidation.

(e) Call option with GS

Pursuant to the original provisions of the call option agreement with GS, GS is entitled to purchase up to 214,800 of new ordinary shares (“Options”) at US$1.408 per share (“Strike Price”) and the Company may terminate the transaction early, in whole or in part, if the closing price of the Company’s ordinary shares is equal to or higher than US$1.76 (equivalent to 125% of the US$1.408 exercise price termed as the Higher Soft Call Strike Price) on each of any 20 business days in any consecutive 30 business day period. As a result of the rights offering, the number of Options was adjusted from 214,800 to 323,883, the Strike Price was adjusted from $1.408 to $0.9338, and the Higher Soft Call Strike Price was adjusted from $1.76 to $1.1672 by GS on March 16, 2009.

Subsequently, as a result of the share consolidation, the number of Options was further adjusted from 323,883 to 32,388, the Strike Price was adjusted from $0.9338 to $9.338, and the Higher Soft Call Strike Price was adjusted from $1.1672 to $11.672 by GS on May 21, 2009.

3.	Use of Estimates
The preparation of the unaudited interim condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure about contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the respective reporting periods. Significant items subject to judgment and estimates include the amount of income tax expense, the estimated useful lives and salvage values of long-lived assets, the recoverability of the carrying value of long-lived assets, other-than-temporary impairment assessments of other investments, available-for-sale securities and investments in other equity securities, the realization of deferred income tax assets, the valuation of accounts receivable and inventories, the determination of normal capacity of the Company’s production facilities, the recognition of revenue, the recognition and measurement of sales credits and returns allowance, the likelihood of achieving the milestones attached to Government grants, management’s projections of achievement of performance conditions for grants under the performance share units plan over the performance period, the fair value of share-based employee compensation awards and financial instruments, the amount of asset retirement obligations and costs, and the valuation of net assets acquired from purchase business combinations. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management adjusts such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets; volatile equity, foreign currency and energy markets; and declines in consumer spending have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

During 2008, the Company revised the estimated useful lives of its twelve-inch process equipment and machinery from five years to eight years and the related mechanical and electrical installations from ten years to fifteen years. In addition, the estimated salvage values of the related process equipment and machinery were reduced to zero. These changes were made to better reflect the expected pattern of economic benefits from the use of the equipment and machinery over time based on an analysis of the expected technology lifecycle, historical usage experience and industry practices. The change in estimated useful lives and residual values is a change in accounting estimate that was applied prospectively from October 1, 2008. The impact of this change was a decrease in the Company’s net loss by $18,035 and $47,822 and a decrease in the Company’s basic and diluted net loss per ADS by $0.22 and $0.87 for the three and six months ended June 30, 2009, respectively. Basic and diluted net loss per ordinary share for the three and six months ended June 30, 2009 decreased by $0.02 and $0.09, respectively.

During 2008, the Company changed the estimated useful lives for certain technology-related intangible assets classified under “Technology licenses” in the consolidated balance sheets from three to five years. The change was made to better reflect the expected pattern of economic benefits from the use of the intangible assets over time based on an analysis of the expected future usage of the underlying technology and historical usage experience. The change in estimated useful lives is a change in accounting estimate that was applied prospectively from October 1, 2008. The impact of this change was a decrease in the net loss of the Company by $1,306 and $2,515 for the three and six months ended June 30, 2009, respectively. Basic and diluted net loss per ADS for the three and six months ended June 30, 2009 decreased by $0.02 and $0.05, respectively. Basic and diluted net loss per ordinary share for both the three and six months ended June 30, 2009 were not affected by the impact of this change.

4.	Net Earnings (Loss) Per Ordinary Share
Basic net earnings (loss) per ordinary share is computed by deducting from (adding to) net income (loss) available to ordinary shareholders of Chartered the accretion to redemption value of the convertible redeemable preference shares and dividing the resulting amount of net income (loss) available to ordinary shareholders of Chartered by the weighted-average number of ordinary shares outstanding. Diluted net earnings (loss) per ordinary share is computed using the weighted-average number of ordinary shares outstanding plus potentially dilutive securities, which includes the dilutive effect of share options using the treasury stock method, the dilutive effect of restricted share units, the impact of contingently issuable share-based awards with performance conditions and the dilutive effect of ordinary shares issuable upon the assumed conversion of the Company’s convertible securities. The accretion charges on convertible securities are added back to net income available to ordinary shareholders of Chartered when the related ordinary share equivalents are included in computing diluted net earnings (loss) per ordinary share.

The weighted average number of ordinary shares and ADS used in computing the comparative basic and diluted net earnings per ordinary share and ADS, respectively, were retroactively adjusted to take effect of the following:
•	bonus element contained within the rights offering, and

•	the “ten for one” share consolidation as follows:

	Three Months	Six Months
	Ended	Ended
	June 30, 2008	June 30, 2008
Basic net earnings per ordinary share
— before adjustment for rights offering and share consolidation	0.02	0.02
— retroactive adjustment for rights offering and share consolidation	0.09	0.09
— after adjustment for rights offering and share consolidation	0.11	0.11

Diluted net earnings per ordinary share
— before adjustment for rights offering and share consolidation	0.02	0.02
— retroactive adjustment for rights offering and share consolidation	0.08	0.08
— after adjustment for rights offering and share consolidation	0.10	0.10

Basic net earnings per ADS
— before adjustment for rights offering and share consolidation	0.16	0.16
— retroactive adjustment for rights offering and share consolidation	0.91	0.91
— after adjustment for rights offering and share consolidation	1.07	1.07

	Three Months	Six Months
	Ended	Ended
	June 30, 2008	June 30, 2008
Diluted net earnings per ADS
— before adjustment for rights offering and share consolidation	0.15	0.16
— retroactive adjustment for rights offering and share consolidation	0.81	0.85
— after adjustment for rights offering and share consolidation	0.96	1.01

Number of ordinary shares (in millions) used in computing basic net earnings per ordinary share:
— before adjustment for rights offering and share consolidation	2,540.8	2,540.4
— retroactive adjustment for rights offering and share consolidation	(2,157.7)	(2,157.3)
— after adjustment for rights offering and share consolidation	383.1	383.1

Number of ordinary shares (in millions) used in computing diluted net earnings per ordinary share:
— before adjustment for rights offering and share consolidation	2,866.9	2,866.2
— retroactive adjustment for rights offering and share consolidation	(2,414.8)	(2,414.3)
— after adjustment for rights offering and share consolidation	452.1	451.9

Number of ADS (in millions) used in computing basic net earnings per ADS:
— before adjustment for rights offering and share consolidation	254.1	254.0
— retroactive adjustment for rights offering and share consolidation	(215.8)	(215.7)
— after adjustment for rights offering and share consolidation	38.3	38.3

Number of ADS (in millions) used in computing diluted net earnings per ADS:
— before adjustment for rights offering and share consolidation	286.7	286.6
— retroactive adjustment for rights offering and share consolidation	(241.5)	(241.4)
— after adjustment for rights offering and share consolidation	45.2	45.2
The Company excluded certain potentially dilutive securities for each period presented from its diluted net earnings (loss) per ordinary share computation because:
i.	The exercise price or conversion price of the securities exceeded the average fair value of the Company’s share price; or

ii.	The total assumed proceeds under the treasury stock method resulted in negative incremental shares; or

iii.	The accretion to redemption value of convertible securities per ordinary share obtainable on conversion was higher than the basic net earnings per ordinary share, as adjusted for the effect of any potentially dilutive securities which were more dilutive than the convertible securities; or

iv.	The conditions for the vesting of the performance share units were not expected to be met; or

v.	The Company has net losses available to ordinary shareholders of Chartered.
The below information, including those of the comparative periods, reflect the effects of the rights offering and the share consolidation.

A summary of the excluded potentially dilutive securities is as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2009	2008	2009
Convertible redeemable preference shares	—	68,803	—	68,803
Call option with Goldman Sachs International	32,388	32,388	32,388	32,388
Employee share options	15,532	14,609	15,631	14,609
Performance share units	734	980	734	980
Restricted share units	1,369	8,342	1,369	8,342
As of June 30, 2009, the conversion price of the convertible redeemable preference shares, the per share exercise price of the call option with GS and the weighted-average exercise price of employee stock options outstanding was $4.12, $9.338 and $12.17, respectively, as adjusted for the rights offering and the share consolidation.

5.	Jobs Credit Scheme
In the first quarter of 2009, to encourage employers to preserve jobs and help Singaporeans stay employed, the Singapore government introduced the Jobs Credit Scheme (“Scheme”) in the 2009 Budget. Employers receive cash grants up to 12% on the first S$2,500 of the qualifying monthly wages of each employee paid from October 2008 to September 2009 on a quarterly basis. The condition of the grant is that the employee must continue to be on the Company’s payroll in the following month subsequent to a quarter. Employers will then receive payments at the end of the subsequent quarter in March, June, September and December 2009. Such payments have been granted tax exemption by the Singapore government.

The Company recognizes the grant at the end of each quarter when there is reasonable assurance that the condition will be complied with and that the grant will be received.

For the three and six months ended June 30, 2009, $2,308 and $6,890, respectively, were recorded as a reduction of the related payroll expenses, which the Scheme intended to reimburse. Out of the total grant which was recorded, $2,383 and $2,286 were received on March 31, 2009 and June 30, 2009, respectively, with the remaining amount expected to be received in September 2009.

6.	Marketable Securities
In the second quarter of 2009, the Company adopted Financial Accounting Standards Board (“FASB”) Staff Position (“FSP”) FAS No. 115-2 and FAS No. 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”. This FSP requires the Company to provide all disclosures required by SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” in interim reporting periods.
At December 31, 2008

		Unrealized	Unrealized
Current	Cost	Gains	(Losses)	Fair Value
Available-for-sale securities:
Equity securities	$1,238	$—	$(288)	$950

At June 30, 2009

		Unrealized	Unrealized
Current	Cost	Gains	(Losses)	Fair Value
Available-for-sale securities:
Equity securities	$874	$356	$—	$1,230

The Company realized losses amounting to $842 as a result of other-than-temporary impairment assessments for both the three and six months ended June 30, 2008. No realized gains and losses were recorded for the three months ended June 30, 2009. The Company realized losses amounting to $365 as a result of other-than-temporary impairment assessments for the six months ended June 30, 2009.

The following table shows the fair value and gross unrealized gains and (losses) recorded in accumulated other comprehensive income (loss) related to the Company’s available-for-sale equity securities, aggregated by the length of time the securities have been in a continuous unrealized gain and (loss) position.
At December 31, 2008

	Less than 12 months		Total
		Unrealized		Unrealized
	Fair Value	(Losses)	Fair Value	(Losses)
Available-for-sale securities:
Equity securities	$950	$(288)	$950	$(288)

At June 30, 2009

	Less than 12 months		Total
		Unrealized		Unrealized
	Fair Value	Gains	Fair Value	Gains
Available-for-sale securities:
Equity securities	$1,230	$356	$1,230	$356

The Company’s investments in available-for-sale equity securities consist of investments in the common stock of two companies in the semiconductor industry. The fair value of the investments is based on quoted market prices in active markets at the respective balance sheet dates.

As of December 31, 2008, one of the investments was in an unrealized gain position while the other was in an unrealized loss position. Based on the Company’s evaluation, the investment in a net unrealized loss position was not considered to be other-than-temporarily impaired.

As of June 30, 2009, both of the investments were in unrealized gain positions.

As of December 31, 2008 and June 30, 2009, none of the investments were in continuous unrealized loss positions for a period greater than twelve months.

7.	Inventories
Inventories consist of the following:

	As of
	December 31,	June 30,
	2008	2009
Raw materials	$12,509	$6,722
Work-in-progress	169,002	131,607
Consumable supplies and spares	7,987	8,067

	$189,498	$146,396

8.	Other Investments
The Company has an investment in a private enhanced cash fund (“Fund”), which is managed by an external financial institution and consists primarily of corporate debt, mortgage-backed securities and asset-backed securities. Due to the nature of the securities that the Fund invests in, the Fund’s underlying securities have been exposed to adverse market conditions that have affected the value of the collateral and the liquidity of the Fund. As a result, in December 2007, the investment manager of the Fund halted demand redemptions and announced its intention to liquidate the Fund. The investment in the Fund, which was classified as cash equivalent since the time of placement in 2003, was reclassified to ‘Other investments’ as of December 31, 2007.

The Company received cash proceeds of $12,311 and $42,359 in redemptions from the Fund for the three and six months ended June 30, 2008, respectively, resulting in a realized gain of $12 and a realized loss of $40 on the redemptions for the three and six months ended June 30, 2008, respectively. For the three and six months ended June 30, 2009, the Company received cash proceeds of $1,897 and $7,524, respectively, in redemptions from the Fund, resulting in realized gains of $75 and $83 on the redemptions for the three and six months ended June 30, 2009, respectively. The Company recorded an other-than-temporary impairment loss of $Nil and $1,037 for the three and six months ended June 30, 2008, respectively. No other-than-temporary impairment loss was recorded for the Fund for the three and six months ended June 30, 2009. The fair value of the Company’s pro-rata share of the remaining investment in the Fund was $19,634 and $12,858, as of December 31, 2008 and June 30, 2009, respectively. As of December 31, 2008, the carrying value of the Company’s pro-rata share of the remaining investment in the Fund of $19,634 was classified in “Other investments”. As of June 30, 2009, the carrying value of the Company’s pro-rata share of the remaining investment in the Fund was $12,193. As the redemption of a portion of the Fund is not expected to be within the next 12 months, $7,393 was reclassified from “Other investments” to “Other non-current assets” as of June 30, 2009.

9.	Income Taxes
In the second quarter of 2009, the Company recorded additional amounts of deferred tax assets due primarily to the unabsorbed wear and tear allowances and tax losses of Chartered Semiconductor Manufacturing (Tampines) Pte. Ltd. (“CST” or “Fab 3E”) of approximately $493,203 and $29,732, respectively, which became available for carry forward upon approval from the Singapore tax authorities. A net tax benefit of $9,964 is recognized based on a portion of the deferred tax assets that is assessed as more likely than not to be realizable through offset against existing deferred tax liabilities. A valuation allowance is established for the remaining deferred tax assets which are assessed as more likely than not to be unrealizable for offset against future taxable income. Such future taxable income is based on the projection of the Company which is contingent upon future market conditions.

There is no significant change in the liability for unrecognized tax benefits, as provided under Financial Accounting Standards Board Interpretation (“FIN”) No. 48, as of June 30, 2009 as compared to December 31, 2008. The Company anticipates that the FIN 48 liabilities recorded for the Year of Assessment 2003 (fiscal year 2002) amounting to $377 would be reversed out within the next 12 months as the statute of limitations for the Comptroller of Income Tax to raise additional assessments for that tax year will lapse by December 31, 2009.

The Company is subject to taxation in Singapore and other foreign tax jurisdictions. A summary of the tax years that remain subject to examination in the Company’s major tax jurisdictions are:

Fiscal years that remain subject to examination as of
Major tax jurisdiction	June 30, 2009

Singapore	2003 and forward
United States of America	2006 and forward
10.	Long-term Debt and Obligations under Capital Leases

Long-term debt consists of:

	As of
	December 31,	June 30,
	2008	2009
Floating rate loans:
$653,131 EXIM Guaranteed Loan	$459,771	$397,876
$609,733 EXIM Guaranteed Loan	90,463	181,692
Société Générale Term Loan	119,234	107,311
JBIC/SMBC Term Loan (Tranche B)	71,841	71,841
Fixed rate loans:
5.645% JBIC/SMBC Term Loan (Tranche A)	71,841	71,841
5.75% senior notes due 2010	373,546	373,987
6.00% amortizing bonds due 2010	20,351	15,486
6.25% senior notes due 2013	298,125	298,318
6.375% senior notes due 2015	247,397	247,557
Others	7,775	6,850

	1,760,344	1,772,759
Less: Current installments of long-term debt	(157,512)	(157,807)

Long-term debt, excluding current installments	$1,602,832	$1,614,952

Obligations under capital leases:

	As of
	December 31,	June 30,
	2008	2009
Minimum future lease payments	$121,497	$165,572
Amount representing interest at rates of 5.1% to 7.8%	(41,381)	(57,207)

Present value of minimum future lease payments	80,116	108,365
Less: Current installments	(5,720)	(6,852)

Obligations under capital leases, excluding current installments	$74,396	$101,513

Current installments of:
Long-term debt	$157,512	$157,807
Obligations under capital leases	5,720	6,852

	$163,232	$164,659

Non-current portion, excluding current installments:
Long-term debt	$1,602,832	$1,614,952
Obligations under capital leases	74,396	101,513

	$1,677,228	$1,716,465

	Weighted Average
	Interest Rates as of
	December 31,	June 30,
	2008	2009
Debt obligations at floating rates	3.25%	1.66%
Debt obligations at fixed rates	6.05%	6.05%
Obligations under capital leases	7.10%	6.54%
In January 2009, the Company made a repayment of $61,895 on the $653,131 Export-Import Bank of the United States (“EXIM”) Guaranteed Loan.

In February 2009, the Company made the second drawdown of $91,229 from the first tranche of the $609,733 EXIM Guaranteed Loan. The remaining amount available for drawdown under this facility is $428,041.

In March 2009, the Company made a principal repayment of $11,923 on tranche A of the $189,871 term loan facility from Société Générale, with Atradius Dutch State Business NV (“Atradius”) as the export credit insurer.

In the second quarter of 2009, the Company entered into a new contract for supply of gases used by the fabrication facilities of the Company, which was included as obligations under capital leases. The Company has assessed that this supply contract contains a lease pursuant to the consensus reached in FASB Emerging Issues Task Force Issue 01-8, “Determining Whether An Arrangement Contains A Lease”, and is accounted for as a capital lease. The present value of the minimum lease payments under this contract is $31,696.

11.	Share Unit Plans

(a) RSU Plan

In May 2009, 2,659 RSUs were granted under the RSU Plan, out of which 22 RSUs were granted to employees of Silicon Manufacturing Partners Pte Ltd (“SMP”).

These RSUs vest according to the vesting schedule, and ordinary shares will be issued provided the employee remains employed by the Company through the vesting dates; otherwise the unvested RSUs are forfeited. The grant-date fair value of awards granted under the RSU Plan is based on the average of the high and low quotes of the Company’s ordinary shares at the date of grant. SMP reimburses the Company for the share-based compensation expense in respect of the RSUs that were granted to its employees.

Total share-based compensation expense recognized for the RSUs granted in May 2009 for both the three and six months ended June 30, 2009 was $110. As of June 30, 2009, the total compensation expense related to unvested RSUs not yet recognized is estimated at approximately $3,849 which is expected to be recognized over the weighted-average period of 2.9 years. The weighted-average grant-date fair value of RSUs granted in the second quarter of 2009 is $1.54.

Pre-vesting forfeitures for RSUs granted in May 2009 were estimated to be approximately 0% to 2.6% for both the three and six months ended June 30, 2009 based on historical and expected attrition rates.

As share-based compensation expense does not satisfy the conditions for tax deduction in Singapore, the recognition of the share-based compensation expense did not result in income tax benefits.

(b) PSU Plan

In May 2009, a total of 376 base number of PSUs was granted under the PSU Plan that may be awarded at the end of a three-year performance period except for 36 PSUs which vested immediately upon grant date. The offer of PSUs is communicated to eligible employees via the grant notice (“PSU Agreement”).

The vesting of the PSUs granted in May 2009, except for PSUs which vested immediately upon grant date, is contingent upon the achievement of pre-determined levels of Longer Term Break-Even Utilisation (“BEU”), Absolute Total Shareholder Return (“TSR”) and Relative TSR as those measures are defined in the PSU Agreement. All pre-determined levels have been established at the grant date. All conditions are determined based on the BEU to be achieved for the financial year of 2011, the average of three financial years’ Absolute TSR and the average of three financial years’ Relative TSR. The BEU is calculated by measuring the breakeven utilization rate of the Company. The Absolute TSR is calculated by adding the dividend yield to the change in the opening and closing share price of the Company’s ordinary shares for the performance period. The Relative TSR is calculated by comparing the TSR of the Company against the TSR of a pre-defined peer in the semiconductor industry. The achievement of BEU is a performance condition while the achievement of Absolute TSR and Relative TSR are market conditions. 50% of the base number of PSUs will vest according to the achievement of the BEU,

25% will vest according to the achievement of the Absolute TSR and 25% will vest according to the achievement of the Relative TSR. The number of PSUs that will ultimately vest range from 0% to 150% of the base number of PSUs awarded, or zero, subject to the achievement of either of the abovementioned performance condition or market conditions, as applicable.

Total share-based compensation expense recognized for the PSUs granted in May 2009 for both the three and six months ended June 30, 2009 was $63. Depending upon the Company’s performance against target performance measures specified in the award agreements, as of June 30, 2009, the total compensation expense related to unvested PSUs not yet recognized is estimated to be approximately $278 which is expected to be recognized over a weighted-average period of 3.1 years. The weighted-average grant-date fair value of PSUs granted in May 2009 is $1.64.

The grant-date fair value for the performance-based portion of the award was based on the average of the high and low quotes of the Company’s ordinary shares at the date of grant.

The grant-date fair value for the market-based portions of the award is calculated by an independent third-party appraiser which adopted the Monte-Carlo valuation model with the following assumptions:

Three and Six Months
ended June 30, 2009
Risk-free interest rate	0.78%
Expected volatility	50.0%
Dividend yield	0.0%
The risk-free rate is based upon observed interest rates appropriate for the term of the Company’s PSUs. Expected volatility is based on historical volatility rates of the Company’s ordinary shares.

Pre-vesting forfeitures for PSUs granted in May 2009 were estimated to be approximately 0% to 3.86% for both the three and six months ended June 30, 2009 based on historical and expected attrition rates.

As share-based compensation expense does not satisfy the conditions for tax deduction in Singapore, the recognition of the share-based compensation expense did not result in income tax benefits.

(c) Supplement Retention Plan

In June 2009, the Company approved an additional retention plan (“supplemental plan”) intended to act as a supplement to the Company’s existing retention plan which was implemented in 2007. This supplemental plan only covers selected management personnel.

The supplemental plan is comprised of a cash and a RSU component. The cash component is awarded in accordance to an approved schedule, and will be paid over 4 years based on the specified payment dates provided the employee remains employed by the Company through the approved payment dates, otherwise the unpaid amount is forfeited.

4,501 RSUs have been awarded pursuant to the RSU component with vesting based on performance and service conditions of two to three year period. The RSUs grants and conditions have been communicated to eligible employees via the letter of award (“RSU Agreement”).

These RSUs vest according to the vesting schedule, and ordinary shares will be issued provided the employee remains employed by the Company through the vesting dates; otherwise the unvested RSUs are forfeited. The grant-date fair value for the award was based on the average of the high and low quotes of the Company’s ordinary shares at the date of the grant. The vesting of the RSUs granted in June 2009 is contingent upon the achievement of pre-determined levels of technological roadmap progress and market share for high-end products as those measures defined in the RSU Agreement. All conditions are determined based on the technological roadmap progress and market share for high-end products to be achieved at the end of a two year period; December 31, 2010. The technological roadmap progress is measured against pre-determined targets on certain selected technology nodes. The market share for high-end products is calculated by the average of the Company’s total revenue and the sum of total revenue of pre-determined peers in the semiconductor industry at the end of financial year of 2010. The achievement of the technological roadmap progress and market share for high-end products are performance conditions. 50% of the base number of RSUs will vest according to the achievement of the technological roadmap progress and 50% will vest according to the achievement of the market share for high-end products.

Total share-based compensation expense recognized for the RSUs granted in June 2009 for both the three and six months ended June 30, 2009 was $187. As of June 30, 2009, the total compensation expense related to unvested RSUs not yet recognized is estimated at approximately $6,549 which is expected to be recognized over the weighted-average period of 2.9 years.

Pre-vesting forfeitures for RSUs granted in June 2009 were estimated to be nil based on historical and expected attrition rates.

As share-based compensation expense does not satisfy the conditions for tax deduction in Singapore, the recognition of the share-based compensation expense did not result in income tax benefits.

12.	Derivative Instruments and Hedging Activities
SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement No. 133” became effective for the financial statements issued for fiscal years and interim periods beginning after November 15, 2008. SFAS No. 161 requires enhanced disclosures about a company’s derivative activities and how the related hedged items affect a company’s financial position, financial performance and cash flows. To meet the objectives, SFAS No. 161 requires qualitative disclosures about the Company’s objectives and strategies for using derivative instruments and quantitative disclosures for fair value amounts of gains and losses associated with derivative instruments.

The Company’s exposure to financial market risks is derived primarily from changes in interest rates and foreign exchange rates. The Company assesses interest rate cash flow risk and currency exchange cash flow risk by identifying and monitoring changes in interest rate or currency exchange rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. To manage interest rate risk, the Company may utilize interest rate derivative instruments to modify the interest characteristics of its outstanding debts. To protect against volatility of future cash flows caused by changes in exchange rates, the Company may use forward exchange contracts, currency options and currency swap instruments for forecasted transactions such as operating expenses and capital purchases.

The Company is exposed to credit risk and market risk by using derivative instruments to hedge exposures of changes in foreign currency rates and interest rates. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, is not exposed to credit risk. The Company anticipates, however, that counterparties will be able to fully satisfy their obligations under the contracts. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but monitors the credit standing of counterparties.

Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates or currency exchange rates. The market risk associated with interest rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

The amounts related to derivative instruments which are subject to credit risk are generally limited to the amounts, if any, by which a counterparty’s obligations exceed the obligations of the Company with that counterparty.

On the date a derivative contract is entered into, the Company will consider if the derivative instrument is part of a hedging relationship. Once a hedging relationship is established, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair value” hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow” hedge), or a foreign currency fair value or cash flow hedge (“foreign currency” hedge). The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions, at the hedge’s inception. This process includes linking all derivatives that are designated as fair value, cash flow, or foreign currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Changes in the fair value of derivatives that are highly effective and that are designated and qualify as fair value hedges are recorded in earnings, along with the loss or gain on the hedged assets or liabilities or unrecognized firm commitment of the hedged item that are attributable to the hedged risks. Changes in the fair value of derivatives that are highly effective and that are designated and qualify as cash flow hedges are recorded in other comprehensive income (loss) until earnings are affected by the variability in cash flows of the designated hedged items. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign currency hedges are recorded in either earnings or other comprehensive income (loss), depending on whether the hedge transaction is a fair-value hedge or a cash flow hedge. Changes in the fair value of derivative instruments that are not designated as part of a hedging relationship are reported in current period earnings.

The Company discontinues hedge accounting prospectively when it determines that a derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is de-designated as a hedging instrument because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate. When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Company no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Company removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet and recognizes any gain or loss in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, gains and losses that were accumulated in other comprehensive income (loss) are recognized immediately in earnings. In all situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the balance sheet, and recognizes any changes in its fair value in earnings.

The Company uses foreign currency forward contracts to manage identified foreign currency risks resulting from its foreign currency purchase contracts or relating to groups of forecasted foreign currency denominated payments. Most of these foreign currency forward contracts are formally designated as foreign currency cash flow hedges which match the terms of the individual foreign currency exposures. As a result, any ineffectiveness of the Company’s hedges is negligible. The maximum tenure for these transactions is 18 months. Amounts included in other comprehensive income (loss) related to hedges of foreign currency purchase contracts are reclassified into earnings (“Cost of revenue”) upon the commencement of depreciation of the asset related to the purchase contracts over the remaining useful life of the asset.

There are certain foreign currency forward contracts and embedded foreign currency derivatives in purchase contracts which are not formally designated as hedges. These certain foreign currency forward contracts relate to groups of forecasted foreign currency denominated payments and a portion of the proceeds of the rights offerings which are primarily denominated in Singapore dollars. While the Company expects the forward contracts which have not been formally designated as hedges to be effective in hedging the variability in cash flows resulting from changes in foreign exchange rates, it does not believe it is practicable to formally document the hedging relationship and link the derivatives to specific forecasted transactions. The embedded foreign currency derivatives are in purchase contracts for which payments are denominated in currencies other than the functional currency or the local currency of the parties to the contracts or, in some cases, their parent company where the parent company provides the majority of resources required under the contract on behalf of the subsidiary who is a party to the contract. Gains and losses on these certain foreign currency forward contracts and embedded foreign currency derivatives in purchase contracts are included in “Other operating expenses, net”. The Company does not have any fair value hedges as of June 30, 2009.

The table below provides information about the Company’s derivative instruments as of June 30, 2009.

Derivative Instrument		Average
as of June 30, 2009	Notional Amount	Rate/Price	Maturity
Forward Contracts
(Receive Yen/Pay US$)
Yen Forward Contracts	317,345	96.1650/USD	2009
(Receive S$/Pay US$)
SGD Forward Contracts	17,463	1.4552/USD	2009
(Receive Euro/Pay US$)
Euro Forward Contracts	11,500	1.3988/Euro	2009
(Receive GBP/Pay US$)
GBP Forward Contracts	170	1.6625/GBP	2009

Embedded derivatives
Denominated in Yen	460,683	—	—
Denominated in Euro	26	—	—

The following table presents the fair values and locations of derivative instruments recorded in the balance sheet as of June 30, 2009:

	Fair Value of Derivative Instruments
	Assets Derivatives		Liabilities Derivatives
	Balance Sheet		Balance Sheet
As of June 30, 2009	Location	Fair Value	Location	Fair Value
Derivatives designated as hedging instruments under SFAS No. 133
Forward foreign exchange contracts	Other current assets	$66	Other current liabilities	$—
Total derivatives designated as hedging instruments under SFAS No. 133		$66		$—
Derivatives not designated as hedging instruments under SFAS No. 133
Forward foreign exchange contracts	Other current assets	$52	Other current liabilities	$7
Other contracts	Other current assets	$20	Other current liabilities	$124
Total derivatives not designated as hedging instruments under SFAS No. 133		$72		$131

Total derivatives		$138		$131

The following table presents the effect of derivative instruments on other comprehensive income (loss) (“OCI”) and results of operations for the three and six months ended June 30, 2009:

The Effect of Derivative Instruments on the Unaudited Condensed Consolidated Statement of Operations
for the Three Months Ended June 30, 2009
Amount of Gains
	(Losses)	Location of	Amount of Gains
	Recognized in	Gains (Losses)	(Losses)
	Accumulated	Reclassified from	Reclassified from
	OCI on	Accumulated	Accumulated
	Derivative	OCI into Income	OCI into Income
	(Effective	(Effective	(Effective
	Portion)	Portion)	Portion)
Derivatives Designated as Hedging Instruments under SFAS No. 133 — Cash Flow Hedging Relationships
Forward foreign exchange contracts	$10	Cost of revenue	$(209)

Total	$10		$(209)

The Effect of Derivative Instruments on the Unaudited Condensed Consolidated Statement of Operations
for the Six Months Ended June 30, 2009
Amount of Gains
	(Losses)	Location of	Amount of Gains
	Recognized in	Gains (Losses)	(Losses)
	Accumulated	Reclassified from	Reclassified from
	OCI on	Accumulated	Accumulated
	Derivative	OCI into Income	OCI into Income
	(Effective	(Effective	(Effective
	Portion)	Portion)	Portion)
Derivatives Designated as Hedging Instruments under SFAS No. 133 — Cash Flow Hedging Relationships
Forward foreign exchange contracts	$447	Cost of revenue	$(2)

Total	$447		$(2)

Note:	No amount of ineffectiveness was recorded in the condensed consolidated statements of operations for these designated cash flow hedges and all components of each derivative’s gain or loss were included in the assessment of hedge effectiveness.

The net unrealized cash flow hedging gains are not adjusted for income taxes because such gains are not taxable to the Company under relevant tax laws.

		Amount of Gains (Losses)
		Recognized in Income on
		Derivative
	Location of Gains (Losses)	Three months	Six months
	Recognized in Income on	ended	ended
	Derivative	June 30, 2009	June 30, 2009
Derivatives Not Designated as Hedging Instruments under SFAS No. 133
Forward foreign exchange contracts	Other operating expenses, net	$(1,797)	$(336)
Other contracts	Other operating expenses, net	$(117)	$174

Total		$(1,914)	$(162)

The components of accumulated other comprehensive income (loss) related to derivative and hedging activities consist of the following:

	Three Months Ended	Six Months Ended
	June 30, 2009	June 30, 2009
Beginning	$(1,363)	$(1,593)
Reclassification of cash flow hedging losses into earnings	209	2
Net unrealized gains on change in cash flow hedging derivative fair values	10	447

Ending	$(1,144)	$(1,144)

13.	Fair Value of Financial Instruments
In 2008, the Company adopted SFAS No. 157, except for certain non-financial assets and non-financial liabilities that are not recorded at fair value on a recurring basis as described in FASB Staff Position (“FSP”) SFAS No. 157-2. The Company adopted SFAS No. 157 for these non-financial assets and non-financial liabilities in the first quarter of 2009. In the second quarter of 2009, the Company adopted FSP FAS No. 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.”

The adoption of SFAS No. 157 and its related FSPs did not have a material impact on the Company’s consolidated financial statements.

The following table presents the Company’s financial assets and financial liabilities measured at fair value on a recurring basis as of June 30, 2009 and the amounts as they correspond to the respective level within the fair value hierarchy established by SFAS No. 157.

	Fair Value Measurements as of June 30, 2009
		Quoted Prices
		Active
		Markets
		Identical	Significant	Significant
		Assets	Observable	Unobservable
	Total	(Level 1)	(Level 2)	(Level 3)
Assets:
Marketable securities (See Note 6)	$1,230	$1,230	$—	$—
Forward foreign exchange contracts	118	—	—	118
Embedded derivatives	20	—	—	20

Liabilities:
Forward foreign exchange contracts	$7	$—	$—	$7
Embedded derivatives	124	—	—	124
Marketable securities are recorded at fair value, which is based on quoted market prices in active markets.

The fair values of forward foreign exchange contracts are determined using quantitative models, which use multiple market inputs including interest rates, prices and maturity dates to generate pricing curves, which are used to value the positions. The market inputs are generally actively quoted and can be validated through external sources, including brokers. For forward foreign exchange contract asset and liability positions with maturity dates which fall between the dates of quoted prices, interpolation of rate or maturity scenarios are used in determining fair values.

The fair values of embedded derivatives are determined in a similar manner as forward foreign exchange contracts, except that the Company makes certain assumptions about the maturity dates of such embedded derivatives as maturity dates are generally not included in the host contracts.

The table below presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the six months ended June 30, 2009.

	Fair Value Measurements for the Six Months Ended
	June 30, 2009
		Forward
		Foreign
	Embedded	Exchange
	derivatives	Contracts	Total
Assets/(Liabilities)
Balance, January 1, 2009:	$(469)	$(36)	$(505)
Total gains (losses) (realized/unrealized)
Included in earnings (other operating expenses, net)	(104)	45	(59)
Included in other comprehensive income	—	66	66
Purchases, issuances, and settlement (net)	469	36	505

Balance, June 30, 2009:	$(104)	$111	$7

Amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains (losses) relating to assets/(liabilities) still held at reporting date	$(104)	$45	$(59)

There are no assets or liabilities measured at fair value on a non-recurring basis as of June 30, 2009.

In the second quarter of 2009, the Company adopted FSP FAS No. 107-1 and Accounting Principles Board Opinion (“APB”) 28-1, “Interim Disclosures about Fair Value of Financial Instruments”. This FSP requires the Company to provide disclosures in interim reporting periods about the fair value of financial instruments, including those financial instruments for which the Company did not elect the fair value option, which are within the scope of SFAS No. 107, “Disclosures About Fair Value of Financial Instruments”.

Fair values of other financial instruments are as follows:

	As of
	December 31, 2008		June 30, 2009
	Carrying	Estimated	Carrying	Estimated fair
	amount	fair value	amount	value
Asset/(Liability)
Other investments (see Note 8)	$19,634	$19,634	$12,193	$12,858
Long-term debt	(1,760,344)	(1,557,853)	(1,772,759)	(1,649,332)
Cash and cash equivalents, restricted cash, related party receivables and payables, accounts receivable, other current receivables, accounts payable and other current payables. The carrying amounts approximate fair value in view of the short-term nature of these balances.

Other investments. The fair value is assessed by utilizing market prices as provided by independent pricing services, or when such prices are not available, by using a valuation approach based on the current investment ratings, valuation parameters and estimates of the underlying debt and securities, redemptions and the subsequent distribution of cash.

Long-term debt. The fair value is estimated based on the type of loan and maturity. The Company uses valuations from brokers when available, and when these are not available, the Company estimates the fair value using market interest rates for its debts with similar maturities.

Limitations. Fair value estimates are made at a specific point in time, and are based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

14.	Recently Issued Accounting Pronouncements Not Yet Adopted
In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140.” SFAS No. 166 removes the concept of a qualifying special-purpose entity from SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — a replacement of FASB Statement No. 125” and removes the exception from applying FASB Interpretations (“FIN”) No. 46(R), “Consolidation of Variable Interest Entities”, to qualifying special-purpose entities. SFAS No. 166 clarifies that one objective of SFAS No. 140 is to determine whether a transferor and all of the entities included in the transferor’s financial statements being presented have surrendered control over transferred financial assets. SFAS No. 166 also modifies the financial-components approach used in SFAS No. 140 and limits the circumstances in which a financial asset, or portion of a financial asset, should be derecognized when the transferor has not transferred the entire original financial asset to an entity that is not consolidated with the transferor in the financial statements being presented and/or when the transferor has continuing involvement with the transferred financial asset. SFAS No. 166 also defines the term participating interest to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. SFAS No. 166 requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor’s beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. Enhanced disclosures are also required by SFAS No. 166. SFAS No. 166 must be applied as of the beginning of each reporting entity’s first interim and annual reporting period that begins after November 15, 2009. SFAS No. 166 must be applied to transfers occurring on or after the effective date. The Company is currently assessing the impact of adopting SFAS No. 166.

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R).” SFAS No. 167 addresses the (1) the effects on certain provisions of FIN 46(R), as a result of the elimination of the qualifying special-purpose entity concept in SFAS No. 166, and (2) constituent concerns about the application of certain key provisions of FIN 46(R), including those in which the accounting and disclosures under FIN 46(R) do not always provide timely and useful information about an enterprise’s involvement in a variable interest. SFAS No. 167 retains the scope of FIN 46(R) with the addition of entities previously considered qualifying special-purpose entities, as the concept of these entities was eliminated in SFAS No. 166. SFAS No. 167 shall be effective as of the beginning of each reporting entity’s first interim and annual reporting period that begins after November 15, 2009. Earlier application is prohibited. The Company is currently assessing the impact of adopting SFAS No. 167.

15.	Subsequent Event
The Company has evaluated and given effect to subsequent events, as required by SFAS No. 165, “Subsequent Events”, up through to August 11, 2009, being the issuance date of these unaudited interim condensed consolidated financial statements.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
RESULTS OF OPERATIONS
The following table sets forth certain operating data as a percentage of net revenue for the periods indicated:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2009	2008	2009
Consolidated Statements of Operations data:
Net revenue	100.0%	100.0%	100.0%	100.0%
Cost of revenue	84.7	91.1	84.1	99.4

Gross profit	15.3	8.9	15.9	0.6

Other revenue	0.6	0.6	1.0	0.7

OPERATING EXPENSES
Research and development	9.4	13.1	10.4	15.8
Sales and marketing	3.9	3.9	4.2	4.5
General and administrative	2.4	3.0	2.6	3.6
Other operating expenses, net	0.3	1.6	0.5	1.4

Total operating expenses, net	16.0	21.6	17.7	25.3

Equity in income of associated companies, net	2.1	1.8	2.3	0.8
Other income (loss), net	(0.2)	—	1.1	—
Interest income	0.8	0.4	1.0	0.4
Interest expense and amortization of debt discount	(3.9)	(4.5)	(3.9)	(5.2)

Loss before income tax	(1.3)	(14.4)	(0.3)	(28.0)
Income tax benefit	10.8	2.5	5.7	1.7

Net income (loss)	9.5%	(11.9)%	5.4%	(26.3)%

Less: Net loss attributable to the noncontrolling interest in CSP	—	0.6	—	3.0

Net income (loss) attributable to Chartered	9.5	(11.3)	5.4	(23.3)
Less: Accretion to redemption value of convertible redeemable preference shares	0.6	0.7	0.6	0.9

Net income (loss) available to ordinary shareholders of Chartered	8.9%	(12.0)%	4.8%	(24.2)%
The following table sets forth a breakdown of revenue by market sector for the periods indicated:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2009	2008	2009
Communications	50%	51%	49%	50%
Computer	14	8	15	8
Consumer	31	38	32	37
Other	5	3	4	5

Total	100%	100%	100%	100%

The following table sets forth a breakdown of revenue by geographical region for the periods indicated:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2009	2008	2009
Americas	61%	57%	64%	56%
Europe	8	8	9	8
Asia-Pacific	22	28	22	26
Japan	9	7	5	10

Total	100%	100%	100%	100%

The following table sets forth a breakdown of revenue by technology (micron) for the periods indicated:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2009	2008	2009
0.045 and below	—%	2%	—%	2%
Up to 0.065	14	29	13	26
Up to 0.09	4	1	5	1
Up to 0.13	34	37	35	38
Up to 0.15	—	1	—	1
Up to 0.18	17	10	14	13
Up to 0.25	14	9	15	8
Up to 0.35	10	7	11	6
Above 0.35	7	4	7	5

Total	100%	100%	100%	100%

THREE MONTHS ENDED JUNE 30, 2008 AND JUNE 30, 2009
Net revenue
We derive revenue primarily from fabricating semiconductor wafers and, to a lesser extent, from providing associated subcontracted assembly and test services as well as pre-fabrication services such as masks generation and engineering services. We enter into arrangements with our customers which typically include some or all of the above deliverables. As a dedicated foundry, our financial performance, including our revenue, largely depends on a number of factors including timeliness in introducing technology and manufacturing solutions, ability to enter into arrangements with diverse customers for high volume production of our wafers, utilization rate of our capacity, and external factors such as pricing and general semiconductor market conditions and industry cycles.
Net revenue decreased by 23.7% from $457.6 million in the second quarter of 2008 to $349.0 million in the second quarter of 2009, due primarily to a significant decline in semiconductor demand across all sectors as a result of the global economic contraction. Total wafer shipments decreased by 30.6% from 517,272 wafers (eight-inch equivalent) in the second quarter of 2008 to 358,856 wafers (eight-inch equivalent) in the second quarter of 2009. Average selling price (“ASP”) increased by 6.6% from $864 per wafer (eight-inch equivalent) to $921 per wafer (eight-inch equivalent) over the same period, due primarily to a more favorable product mix arising from higher shipments of products from our 65nm and below technologies. Included in our revenue and gross profit for the second quarter of 2009 was income of $6.6 million relating to unfulfilled purchase obligations by certain customers. There was no such income for the second quarter of 2008.
Revenue from our 0.13um and below technologies represented 52% of our net revenue in the second quarter of 2008 as compared to 69% of our net revenue in the second quarter of 2009. Despite the increase in percentage contribution to total net revenue, in terms of absolute dollars, such revenue remained similar for both the second quarters of 2008 and 2009. Revenue from our 65nm and below technologies increased from 14% of our net revenue in the second quarter of 2008 to 31% of our net revenue in the second quarter of 2009.
The communications sector was the highest contributor to our revenue for both the second quarters of 2008 and 2009, representing 50% and 51% of our net revenue, respectively. In terms of absolute dollars, such revenue decreased by 22% between the second quarters of 2008 and 2009, due primarily to lower demand for devices in mobile phone handsets, local area network (“LAN”) switches, routers, hubs and digital subscriber line (“DSL”) cards, partially offset by an increase in demand for bluetooth related devices. Revenue from the consumer sector increased from 31% of our net revenue in the second quarter of 2008 to 38% of our net revenue in the second quarter of 2009. Despite the increase in percentage contribution to total net revenue, in terms of absolute dollars, this was a 7% decrease from our net revenue in the second quarter of 2008, due primarily to a decrease in demand for video game devices and Digital Video Disc (“DVD”) players related devices, partially offset by increase in demand for digital television (“DTV”). Revenue from the computer sector decreased from 14% of our net revenue in the second quarter of 2008 to 8% of our net revenue in the second quarter of 2009, due primarily to a decrease in demand for devices in personal computers peripherals, printers and monitors and, to a lesser extent, a decrease in demand for devices in workstations, personal computers, motherboard and optical storage.
The Americas region was the highest contributor to our revenue for both the second quarters of 2008 and 2009, representing 61% and 57% of our net revenue, respectively. The reduction in percentage contribution was due primarily to a decrease in demand for mobile phone handset related devices, video game devices and to a lesser extent, a decrease in demand for devices in workstations, personal computers, motherboard devices, LAN switches, routers, hubs and DSL cards. Revenue contribution from the Asia-Pacific region increased from 22% of our net revenue in the second quarter of 2008 to 28% of our net revenue in the second quarter of 2009, due primarily to increases in demand for DTV and bluetooth related devices, partially offset by decreases in demand for devices in personal computer peripherals, printers, monitors and optical storage . Revenue contribution from the Japan region decreased from 9% of our net revenue for the second quarter of 2008 to 7% of our net revenue for the second quarter of 2009, due primarily to a decrease in demand for mobile phone handsets related devices. Revenue from the Europe region remained similar in terms of percentage contribution to our net revenue at 8% for both the second quarters of 2008 and 2009. Despite having similar percentage contribution to total net revenue, in terms of absolute dollars, there was a 24% decrease in our net revenue in the second quarter of 2009, due primarily to a decrease in demand for devices in media and audio players and recorders, partially offset by increase in demand for mobile phone handsets related devices.
Cost of revenue
Cost of revenue includes attributed overheads, depreciation expense, cost of labor and materials, subcontracted expenses for assembly and test services, mask generation costs and amortization of certain technology licenses. Generally, a large proportion of our cost of revenue is fixed in nature, which does not increase or decrease in proportion to any change in our shipments. The unit cost of a wafer decreases as fixed overhead charges, such as depreciation expense on the facility and semiconductor manufacturing equipment, are allocated over a larger number of wafers produced.
Cost of revenue decreased by 18.0% from $387.7 million in the second quarter of 2008 to $318.1 million in the second quarter of 2009, due primarily to the decrease in shipments by 30.6% over the same period. In the fourth quarter of 2008, we revised the estimated useful lives of our twelve-inch process equipment and machinery from five years to eight years, and the related mechanical and electrical installations from ten years to fifteen years. The expected salvage values of the related process equipment and machinery were reduced to zero to reflect the longer useful lives of this equipment. The change in estimated useful lives and salvage values is a change in accounting estimate that was applied prospectively from October 1, 2008. The impact of this change was a reduction to our cost of revenue by $18.0 million for the second quarter of 2009.
Cost per wafer shipped increased by 16.8% from $740 (eight-inch equivalent) in the second quarter of 2008 to $864 (eight-inch equivalent) in the second quarter of 2009, due primarily to lower production volumes over which fixed costs are allocated, including the impact of significantly lower utilization of manufacturing assets, and higher mix of advanced technologies which typically incur higher costs. We recorded a net charge to earnings of $10.4 million relating to unallocated overheads due to significantly lower utilization of manufacturing assets in the second quarter of 2009.
We record grants as a reduction of the expenses that the grants are intended to reimburse. Grants recorded as a reduction to our cost of revenue were $1.0 million and $2.7 million for the second quarters of 2008 and 2009, respectively.
Gross profit
Our gross profit decreased from $69.9 million, or 15.3% of our net revenue, in the second quarter of 2008 to $30.9 million, or 8.9% of our net revenue, in the second quarter of 2009. This was due primarily to lower revenues resulting from lower shipments and higher cost per wafer resulting from lower production volumes over which fixed costs are allocated, including the impact of significantly lower utilization of manufacturing assets, and higher mix of advanced technologies which typically incur higher costs, partially offset by higher selling price resulting from a favorable product mix. Included in our revenue and gross profit for the second quarter of 2009 was income of $6.6 million relating to unfulfilled purchase obligations by certain customers. There was no such income for the second quarter of 2008. The revision in estimated useful lives of our twelve-inch process equipment and machinery and the related mechanical and electrical installations which was applied prospectively from October 1, 2008 as mentioned above improved our gross profit by $18.0 million in the second quarter of 2009.
Our gross profit was also impacted by grants of $1.0 million and $2.7 million for the second quarters of 2008 and 2009, respectively, which were recorded as a reduction to our cost of revenue.
Other revenue
Other revenue consists primarily of rental income and management fees. Other revenue decreased from $2.7 million in the second quarter of 2008 to $2.0 million in the second quarter of 2009, due primarily to lower management fees in the second quarter of 2009.
Research and development expenses
Research and development (“R&D”) expenses consist primarily of our share of expenses related to joint-development projects with IBM, Infineon, Samsung, ST Microelectronics and Toshiba, payroll-related costs for R&D personnel, depreciation of R&D equipment and expenses related to the development of design kits and intellectual property solutions for advanced technologies.
R&D expenses increased by 6.9% from $42.8 million in the second quarter of 2008 to $45.8 million in the second quarter of 2009. This was due primarily to higher cost of development activities related to the advanced 32nm and 28nm technology nodes and lower reimbursement of expenses related to grants, partially offset by lower payroll-related expenses. R&D expenses as a percentage of net revenue in the second quarters of 2008 and 2009 were 9.4% and 13.1%, respectively.

Grants recorded as a reduction to our R&D expenses were $3.4 million and $1.6 million in the second quarters of 2008 and 2009, respectively.
Sales and marketing expenses
Sales and marketing expenses consist primarily of payroll-related costs for sales and marketing personnel, electronic design automation (“EDA”)-related expenses and costs related to pre-contract customer design validation activities. EDA-related expenses and costs related to pre-contract customer design validation activities relate to efforts to attract new customers and to expand our existing base of customers.
Sales and marketing expenses decreased by 23.6% from $17.8 million in the second quarter of 2008 to $13.6 million in the second quarter of 2009, due primarily to lower costs related to pre-contract customer design validation activities, lower payroll-related expenses and lower EDA expenses. Sales and marketing expenses as a percentage of net revenue in each of the second quarters of 2008 and 2009 were 3.9%.
In the fourth quarter of 2008, we revised the estimated useful lives of certain technology-related intangible assets from three to five years. The change was made to better reflect the expected pattern of economic benefits from the use of the assets over time based on an analysis of historical usage experience and the expected future usage of the underlying technology. The change in estimated useful lives is a change in accounting estimate that was applied prospectively from October 1, 2008. The impact of this change was a reduction to our sales and marketing expenses of $1.3 million in the second quarter of 2009.
Grants recorded as a reduction to our sales and marketing expenses was $0.2 million in the second quarter of 2009. There were no grants recorded as a reduction to our sales and marketing expenses in the second quarter of 2008.
General and administrative expenses
General and administrative (“G&A”) expenses consist primarily of payroll-related costs for administrative personnel, external fees such as consultancy, legal, administrative, professional and regulatory fees, and depreciation of equipment used in G&A activities.
G&A expenses decreased by 6.1% from $11.2 million in the second quarter of 2008 to $10.5 million in the second quarter of 2009, due primarily to lower payroll-related expenses, partially offset by higher costs for external services. G&A expenses as a percentage of net revenue in the second quarters of 2008 and 2009 were 2.4% and 3.0%, respectively.
Grants recorded as a reduction to our G&A expenses was $0.3 million in the second quarter of 2009. There were no grants recorded as a reduction to our G&A expenses in the second quarter of 2008.
Other operating expenses, net
Other operating expenses, net, increased from $1.3 million in the second quarter of 2008 to $5.6 million in the second quarter of 2009, due primarily to foreign exchange losses of $4.0 million in the second quarter of 2009 as compared to foreign exchange gains of $1.4 million in the second quarter of 2008.
Equity in income of associated companies, net
Equity in income of SMP decreased from $9.6 million in the second quarter of 2008 to $6.7 million in the second quarter of 2009, due primarily to lower revenues resulting from lower shipments and lower selling prices. As with the results of our majority-owned fabs, the equity in income of SMP can have a material effect on our results of operations. In the second quarters of 2008 and 2009, the equity in income of SMP was $9.6 million and $6.7 million, respectively, compared to our total loss before income tax of $6.1 million and $50.3 million in the second quarters of 2008 and 2009, respectively.
We have provided the following information on our total business base revenue, which includes our share of SMP revenue, for the second quarters of 2008 and 2009. Chartered’s share of SMP revenue, and net revenue including Chartered’s share of SMP, presented in the following table are non-U.S. GAAP financial measures. We have included this information because SMP can have a material effect on our consolidated statements of operations and we believe that it is useful to provide information on our share of SMP revenue in proportion to our total business base revenue. However, SMP is a minority-owned joint venture company that is not consolidated under U.S. GAAP. We account for our 49.0% investment in SMP using the equity method. Under our strategic alliance agreement with LSI Technology (Singapore) Pte. Ltd. (“LSI Singapore”), the parties do not share SMP’s net results in the same ratio as the equity holdings. Instead, each party is entitled to the gross profits (losses) from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP’s net results based on the gross profits (losses) from sales to the customers that we direct to SMP, after deducting our share of the overhead costs. The following table provides a reconciliation showing comparable data based on net revenue determined in accordance with U.S. GAAP, which does not include our share of SMP:

	Three Months Ended
	June 30,
	2008	2009
	(In millions)
Net revenue (U.S. GAAP)	$457.6	$349.0
Chartered’s share of SMP revenue	$24.9	$19.8
Net revenue including Chartered’s share of SMP	$482.5	$368.8
The following table provides information that indicates the effect of SMP’s operations on some of our non-U.S. GAAP performance indicators:

	Three Months Ended June 30,
	2008		2009
	Excluding	Including	Excluding	Including
	Chartered’s	Chartered’s	Chartered’s	Chartered’s
	Share of SMP	Share of SMP	Share of SMP	Share of SMP
Shipments (in thousands)*	517.3	548.5	358.9	385.1
ASP per wafer	$864	$860	$921	$910

Note:

*	Eight-inch equivalent wafers
In the second quarter of 2007, we acquired a 26.7% equity interest in GSI. We had been accounting for the investment in GSI under the equity method. The equity in the loss of GSI was $0.2 million in the second quarter of 2008. The investment in GSI has been reduced to zero as of December 31, 2008. As we have no further obligations with respect to our investment in GSI, we discontinued accounting for our share of the losses in GSI from the first quarter of 2009.
On May 11, 2009, GSI carried out a fund raising exercise to raise net proceeds of NTD97.5 million, approximately US$2.9 million by way of issuing 9.75 million of common stock at NTD10 each. Following the fund raising exercise, our shareholding in GSI decreased from 26.7% to 5.8%. As we no longer have the ability to exercise significant influence over the operating and financial policies of GSI as of that date, we have discontinued accounting for its ownership interest in GSI using the equity method and would account for the investment as a cost method investment.
In the second quarter of 2008, we acquired a 36.8% equity interest in Socle Technology Corporation (“Socle”). We have accounted for the investment in Socle under the equity method from June 2008 onwards. Socle’s net operating results are shared between Chartered and Socle’s shareholders in the same ratio as the equity holdings. The equity in the income of Socle in the second quarter of 2008 was insignificant. The equity in the loss of Socle in the second quarter of 2009 was $0.5 million.
Other income (loss), net
Other income (loss), net, was a net loss of $0.8 million in the second quarter of 2008 compared to a net income of $0.1 million in the second quarter 2009. The net loss in the second quarter of 2008 was due primarily to an other-than-temporary impairment loss of $0.8 million on securities classified as available-for-sale. The net income in the second quarter of 2009 was due primarily to a realized gain of $0.1 million on the redemption from the Fund.
Interest income
Interest income decreased by 59.8% from $3.6 million in the second quarter of 2008 to $1.4 million in the second quarter of 2009, due primarily to lower interest rates, partially offset by higher average cash balances arising primarily from receipt of proceeds from the completion of rights offering in the second quarter of 2009.
Interest expense and amortization of debt discount
Interest expense and amortization of debt discount decreased by 13.3% from $17.8 million in the second quarter of 2008 to $15.4 million in the second quarter of 2009, due primarily to lower interest rates on outstanding floating rate debt, partially offset by lower interest capitalization associated with capital expenditures related to our 65nm and below technologies and higher average outstanding debt balances.
Income tax benefit
We currently pay tax on (1) interest income, (2) rental income, (3) sales of wafers using technologies that do not benefit from preferential tax treatment and (4) other income not specifically exempted from income tax. In computing the income tax expense for each quarter (other than the last quarter of a fiscal year), we apply an estimated annual effective tax rate (“ETR”) to income (loss) before income tax to derive the income tax expense (benefit) for the quarter. ETR is calculated as a percentage of the forecast income tax expense for the year over the forecast income before income tax for the same period.

In the second quarter of 2008, we recorded an income tax benefit of $49.5 million on a loss before income tax of $6.1 million. In the second quarter of 2009, we recorded an income tax benefit of $8.8 million on a loss before income tax of $50.3 million. The income tax benefit recorded in the second quarter of 2008 arose primarily from recognition of deferred tax assets for unabsorbed wear and tear allowances and tax losses of Fab 7, which became available for carry forward subsequent to a retroactive change of tax status for Fab 7 from “pioneer” to “non-pioneer.” This tax benefit is net of valuation allowances against a portion of the deferred tax assets that is assessed as more likely than not to be unrealizable for offset against future taxable income. Such future taxable income is based on our projection which is contingent upon future market conditions. In the second quarter of 2009, we recorded additional amounts of deferred tax assets due primarily to the unabsorbed wear and tear allowances and tax losses of Fab 3E of approximately $493.2 million and $29.7 million, respectively, which became available for carry forward upon approval from the Singapore tax authorities. A net tax benefit of $10.0 million is recognized based on a portion of the deferred tax assets that is assessed as more likely than not to be realizable through offset against existing deferred tax liabilities. A valuation allowance is established for the remaining deferred tax assets which are assessed as more likely than not to be unrealizable for offset against future taxable income. Such future taxable income is based on our projection which is contingent upon future market conditions.
Net loss attributable to the noncontrolling interest in CSP
Net loss attributable to the noncontrolling interest in CSP in the second quarter of 2009 is due to the adoption of SFAS No. 160 which became effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. Prior to the adoption of SFAS No. 160, none of CSP’s losses were allocated to the noncontrolling interest in the consolidated statements of operations as the obligations of the noncontrolling interest were reduced to zero in the first quarter of 2003, due to cumulative losses.
Accretion to redemption value of convertible redeemable preference shares
In the third quarter of 2005, 30,000 convertible redeemable preference shares were issued. We accrete the carrying amounts of the convertible redeemable preference shares to their redemption values at maturity and record such accretion using the effective interest method over the remaining period until the maturity date on August 17, 2010. Such accretion adjusts net income (loss) available to ordinary shareholders of Chartered. Accretion charges were $2.5 million and $2.6 million in the second quarters of 2008 and 2009, respectively.
SIX MONTHS ENDED JUNE 30, 2008 AND JUNE 30, 2009
Net revenue
Net revenue decreased by 29.9% from $845.8 million for the six months ended June 30, 2008 to $592.9 million for the six months ended June 30, 2009, due primarily to a significant decline in semiconductor demand across all sectors as a result of the global economic contraction. Total wafer shipments decreased by 37.4% from 942,120 wafers (eight-inch equivalent) for the six months ended June 30, 2008 to 590,054 wafers (eight-inch equivalent) for the six months ended June 30, 2009. Fab 3E, which was acquired on March 31, 2008, contributed $41.1 million for the six months ended June 30, 2008, compared to $60.6 million for the six months ended June 30, 2009. ASP increased by 5.5% from $876 per wafer (eight-inch equivalent) to $924 per wafer (eight-inch equivalent) over the same period, due primarily to a more favorable product mix arising from higher shipments of products from our 65nm and below technologies.
Revenue from our 0.13um and below technologies represented 53% of our net revenue for the six months ended June 30, 2008 as compared to 67% of our net revenue for the six months ended June 30, 2009. Despite the increase in percentage contribution to total net revenue, in terms of absolute dollars, such revenue decreased by 11% for the six months ended June 30, 2009, due primarily to the lower shipments of 90nm and 0.13um products, partially offset by higher shipments of 65nm and below technologies. Revenue from our 65nm and below technologies increased from 13% of our net revenue for the six months ended June 30, 2008 to 28% of our net revenue for the six months ended June 30, 2009. Included in our revenue and gross profit for the six months ended June 30, 2009 was income of $23.4 million relating to unfulfilled purchase obligations by certain customers. There was no such income for the six months ended June 30, 2008.
The communications sector was the highest contributor to our revenue for both the six months ended June 30, 2008 and 2009, representing 49% and 50% of our net revenue, respectively. In terms of absolute dollars, this was a 28% decrease from our net revenue for the six months ended June 30, 2008, due primarily to lower demand for devices in mobile phone handsets, LAN switches, routers, hubs, DSL cards, corded telephone and cable modem, partially offset by higher demand for wireless broadband access related devices. Revenue from the consumer sector increased from 32% of our net revenue for the six months ended June 30, 2008 to 37% of our net revenue for the six months ended June 30, 2009. Despite the increase in percentage contribution to total net revenue, in terms of absolute dollars, this was a 19% decrease from our net revenue for the six months ended June 30, 2008, due primarily to a decrease in demand for video game devices, devices in set-top boxes, DVD players and audio players, partially offset by increase in demand for DTV. Revenue from the computer sector decreased from 15% of our net revenue for the six months ended June 30, 2008 to 8% of our net revenue for the six months ended June 30, 2009, due primarily to a decrease in demand for devices in personal computers peripherals, printers and monitors and, to a lesser extent, a decrease in demand for devices in workstations, personal computers, motherboard devices, central processing units, optical storage and other data processing devices.
The Americas region was the highest contributor to our revenue for both the six months ended June 30, 2008 and 2009, representing 64% and 56% of our net revenue, respectively. The decrease in our net revenue for the six months ended June 30, 2009 was due primarily to a decrease in demand for mobile phone handset related devices, video game devices and to a lesser extent, a decrease in demand for devices in workstations, personal computers, motherboard devices, DSL cards, LAN switches, routers, hubs and central processing units. Revenue contribution from the Asia-Pacific region increased from 22% of our net revenue for the six months ended June 30, 2008 to 26% of our net revenue for the six months ended June 30, 2009. In terms of absolute dollars, revenue from the Asia-Pacific region decreased by 17% from our net revenue for the six months ended June 30, 2008, due primarily to decrease in demand for devices in personal computer peripherals, printers, monitor, optical storage and DVD players, partially offset by increase in demand for DTV. Revenue contribution from the Japan region increased from 5% of our net revenue for the six months ended June 30, 2008 to 10% of our net revenue for the six months ended June 30, 2009, due primarily to revenue contribution from Fab 3E for the six months ended June 30, 2009 as compared to a three month period revenue contribution for the six months ended June 30, 2008. Revenue from the Europe region remained similar in terms of percentage contribution to our net revenue at 9% and 8% for the six months ended June 30, 2008 and 2009, respectively. Despite having similar percentage contribution to total net revenue, in terms of absolute dollars, there was a 38% decrease from our net revenue for the six months ended June 30, 2008, due primarily to a decrease in demand for devices in media and audio players, recorders, video game devices, LAN switches, routers and hubs, partially offset by increase in demand for mobile phone handsets related devices.
Cost of revenue
Cost of revenue decreased by 17.1% from $711.3 million for the six months ended June 30, 2008 to $589.5 million for the six months ended June 30, 2009, due primarily to the decrease in shipments by 37.4% over the same period. Fab 3E, which was acquired on March 31, 2008, contributed $38.6 million for the six months ended June 30, 2008, compared to $62.8 million for the six months ended June 30, 2009. In the fourth quarter of 2008, we revised the estimated useful lives of our twelve-inch process equipment and machinery from five years to eight years, and the related mechanical and electrical installations from ten years to fifteen years. The expected salvage values of the related process equipment and machinery were reduced to zero to reflect the longer useful lives of this equipment. The change in estimated useful lives and salvage values is a change in accounting estimate that was applied prospectively from October 1, 2008. The impact of this change was a reduction to our cost of revenue by $47.8 million for the six months ended June 30, 2009.
Cost per wafer shipped increased by 31.4% from $742 (eight-inch equivalent) for the six months ended June 30, 2008 to $975 (eight-inch equivalent) for the six months ended June 30, 2009, due primarily to lower production volumes over which fixed costs are allocated, including the impact of significantly lower utilization of manufacturing assets, and higher mix of advanced technologies which typically incur higher costs. We recorded a net charge to earnings of $10.4 million relating to unallocated overheads due to significantly lower utilization of manufacturing assets for the six months ended June 30, 2009.
We record grants as a reduction of the expenses that the grants are intended to reimburse. Grants recorded as a reduction to our cost of revenue were $1.8 million and $7.0 million for the six months ended 2008 and 2009, respectively.
Gross profit
Our gross profit decreased from $134.5 million, or 15.9% of our net revenue, for the six months ended June 30, 2008 to $3.5 million, or 0.6% of our net revenue, for the six months ended June 30, 2009. This was due primarily to lower revenues resulting from lower shipments and higher cost per wafer resulting from lower production volumes over which fixed costs are allocated, including the impact of significantly lower utilization of manufacturing assets, and higher mix of advanced technologies which typically incur higher costs, partially offset by higher selling prices resulting from a favorable product mix. Included in our revenue and gross profit for the six months ended June 30, 2009 was income of $23.4 million relating to unfulfilled purchase obligations by certain customers. There was no such income for the six months ended June 30, 2008. The revision in estimated useful lives of our twelve-inch process equipment and machinery and the related mechanical and electrical installations which was applied prospectively from October 1, 2008 as mentioned above improved our gross profit by $47.8 million for the six months ended June 30, 2009.
Our gross profit was also impacted by grants of $1.8 million and $7.0 million for the six months ended June 30, 2008 and 2009, respectively, which were recorded as a reduction to our cost of revenue.
Other revenue
Other revenue decreased from $8.3 million for the six months ended June 30, 2008 to $3.9 million for the six months ended June 30, 2009, due primarily to lower rental income from renewal of a rental agreement with SMP. The rental charged to SMP is arrived at based on the terms of the original joint-venture agreement, which is a function of recovering the cost of the building and facility machinery and equipment over the period of the joint-venture agreement. The lower rental starting from second quarter 2008 reflects our recovery of the majority of these costs over the initial 10 years of the joint venture agreement.

Research and development expenses
R&D expenses increased by 6.2% from $88.3 million for the six months ended June 30, 2008 to $93.8 million for the six months ended June 30, 2009. This was due primarily to higher cost of development activities related to the advanced 32nm and 28nm technology nodes and lower reimbursement of expenses related to grants, partially offset by lower payroll-related expenses. R&D expenses as a percentage of net revenue for the six months ended June 30, 2008 and 2009 were 10.4% and 15.8%, respectively.
Grants recorded as a reduction to our R&D expenses were $7.1 million and $3.5 million for the six months ended June 30, 2008 and 2009, respectively.
Sales and marketing expenses
Sales and marketing expenses decreased by 25.3% from $35.4 million for the six months ended June 30, 2008 to $26.5 million for the six months ended June 30, 2009, due primarily to lower costs related to pre-contract customer design validation activities, lower payroll-related expenses and lower EDA expenses. Sales and marketing expenses as a percentage of net revenue for each of the six month periods ended June 30, 2008 and 2009 were 4.2% and 4.5%, respectively.
In the fourth quarter of 2008, we revised the estimated useful lives of certain technology-related intangible assets from three to five years. The change was made to better reflect the expected pattern of economic benefits from the use of the assets over time based on an analysis of historical usage experience and the expected future usage of the underlying technology. The change in estimated useful lives is a change in accounting estimate that was applied prospectively from October 1, 2008. The impact of this change was a reduction to our sales and marketing expenses of $2.5 million for the six months ended June 30, 2009.
Grants recorded as a reduction to our sales and marketing expenses was $0.5 million for the six months ended June 30, 2009. There were no grants recorded as a reduction to our sales and marketing expenses for the six months ended June 30, 2008.
General and administrative expenses
G&A expenses decreased by 4.0% from $22.0 million for the six months ended June 30, 2008 to $21.1 million for the six months ended June 30, 2009, due primarily to lower payroll-related expenses, partially offset by higher costs for external services for the six months ended June 30, 2009. G&A expenses as a percentage of net revenue for the six months ended June 30, 2008 and 2009 were 2.6% and 3.6%, respectively.
Grants recorded as a reduction to our G&A expenses was $0.7 million for the six months ended June 30, 2009. There were no grants recorded as a reduction to our G&A expenses for the six months ended June 30, 2008.
Other operating expenses, net
Other operating expenses, net, increased from $3.8 million for the six months ended June 30, 2008 to $8.5 million for the six months ended June 30, 2009. The increase in other operating expenses, net, was due primarily to $5.9 million of costs incurred for the employee termination benefits as a result of workforce re-sizing in the first quarter of 2009 and lower foreign exchange gains by $0.6 million, partially offset by lower expenses by $1.2 million related to rental property and lower fixed asset write-off by $1.2 million for the six months ended June 30, 2009.
Equity in income of associated companies, net
Equity in income of SMP decreased from $19.5 million for the six months ended June 30, 2008 to $5.0 million for the six months ended June 30, 2009, due primarily to lower revenues resulting from lower shipments and higher cost per wafer resulting from lower production volume over which fixed costs are allocated. As with the results of our majority-owned fabs, the equity in income of SMP can have a material effect on our results of operations. For the six months ended June 30, 2008 and 2009, the equity in income of SMP was $19.5 million and $5.0 million, respectively, compared to our total loss before income tax of $2.5 million and $165.7 million for the six months ended June 30, 2008 and 2009, respectively.
We have provided the following information on our total business base revenue, which includes our share of SMP revenue, for the six months ended June 30, 2008 and 2009. Chartered’s share of SMP revenue, and net revenue including Chartered’s share of SMP, presented in the following table are non-U.S. GAAP financial measures. We have included this information because SMP can have a material effect on our consolidated statements of operations and we believe that it is useful to provide information on our share of SMP revenue in proportion to our total business base revenue. However, SMP is a minority-owned joint venture company that is not consolidated under U.S. GAAP. We account for our 49.0% investment in SMP using the equity method. Under our strategic alliance agreement with LSI Singapore, the parties do not share SMP’s net results in the same ratio as the equity holdings. Instead, each party is entitled to the gross profits (losses) from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP’s net results based on the gross profits (losses) from sales to the customers that we direct to SMP, after deducting our share of the overhead costs. The following table provides a reconciliation showing comparable data based on net revenue determined in accordance with U.S. GAAP, which does not include our share of SMP:

	Six Months Ended
	June 30,
	2008	2009
	(In millions)
Net revenue (U.S. GAAP)	$845.8	$592.9
Chartered’s share of SMP revenue	$50.8	$29.5
Net revenue including Chartered’s share of SMP	$896.6	$622.4
The following table provides information that indicates the effect of SMP’s operations on some of our non-U.S. GAAP performance indicators:

	Six Months Ended June 30,
	2008		2009
	Excluding	Including	Excluding	Including
	Chartered’s	Chartered’s	Chartered’s	Chartered’s
	Share of SMP	Share of SMP	Share of SMP	Share of SMP
Shipments (in thousands)*	942.1	1,005.7	590.1	626.9
ASP per wafer	$876	$871	$924	$916

Note:

*	Eight-inch equivalent wafers
In the second quarter of 2007, we acquired a 26.7% equity interest in GSI. We had been accounting for the investment in GSI under the equity method. The equity in the loss of GSI was $0.3 million for the six months ended June 30, 2008. The investment in GSI has been reduced to zero as of December 31, 2008. As we have no further obligations with respect to our investment in GSI, we discontinued accounting for our share of the losses in GSI from the first quarter of 2009.
On May 11, 2009, GSI carried out a fund raising exercise to raise net proceeds of NTD97.5 million, approximately US$2.9 million by way of issuing 9.75 million of common stock at NTD10 each. Following the fund raising exercise, our shareholding in GSI decreased from 26.7% to 5.8%. As we no longer have the ability to exercise significant influence over the operating and financial policies of GSI as of that date, we have discontinued accounting for its ownership interest in GSI using the equity method and would account for the investment as a cost method investment.
In the second quarter of 2008, we acquired a 36.8% equity interest in Socle Technology Corporation (“Socle”). We have accounted for the investment in Socle under the equity method from June 2008 onwards. Socle’s net operating results are shared between Chartered and Socle’s shareholders in the same ratio as the equity holdings. The equity in the income of Socle for the six months ended June 30, 2008 was insignificant. The equity in the loss of Socle for the six months ended June 30, 2009 was $0.5 million.
Other income (loss), net
Other income (loss), net, was a net income of $9.7 million and $0.3 million for the six months ended June 30, 2008 and 2009, respectively. Other income, net, for the six months ended June 30, 2008 included the recognition of income of $11.5 million arising from our acceptance of a licensing fee in connection with a technology licensing agreement by one of our technology partners which was concluded during the first quarter of 2008. The amount recorded is the present value of $12 million, which we will receive as an offset against future payments due under a related technology agreement, and is not contingent upon any future performance requirements. Other income, net, for the six months ended June 30, 2008 also included an other-than-temporary impairment loss of $0.8 million on securities classified as available-for-sale and $1.0 million on the Fund. The net income for the six months ended June 30, 2009 was due primarily to a gain of $0.6 million arising from the termination of certain warrants held and a realized gain of $0.1 million on the redemptions from the Fund, partially offset by an other-than-temporary impairment loss of $0.4 million on securities classified as available-for-sale.
Interest income
Interest income decreased by 69.9% from $8.6 million for the six months ended June 30, 2008 to $2.6 million for the six months ended June 30, 2009, due primarily to lower interest rates.
Interest expense and amortization of debt discount
Interest expense and amortization of debt discount decreased by 8.8% from $33.4 million for the six months ended June 30, 2008 to $30.5 million for the six months ended June 30, 2009, due primarily to lower interest rates on outstanding floating rate debt, partially offset by higher average outstanding debt balances and lower interest capitalization associated with capital expenditures related to our 65nm and below technologies.

Income tax benefit
For the six months ended June 30, 2008, we recorded an income tax benefit of $48.3 million on a loss before income tax of $2.5 million. For the six months ended June 30, 2009, we recorded an income tax benefit of $10.0 million on a loss before income tax of $165.7 million. The income tax benefit recorded for the six months ended June 30, 2008 arose primarily from recognition of deferred tax assets for unabsorbed wear and tear allowances and tax losses of Fab 7, which became available for carry forward subsequent to a retroactive change of tax status for Fab 7 from “pioneer” to “non-pioneer.” This tax benefit is net of valuation allowances against a portion of the deferred tax assets that is assessed as more likely than not to be unrealizable for offset against future taxable income. Such future taxable income is based on our projection which is contingent upon future market conditions. For the six months ended June 30, 2009, we recorded additional amounts of deferred tax assets due primarily to the unabsorbed wear and tear allowances and tax losses of Fab 3E of approximately $493.2 million and $29.7 million, respectively, which became available for carry forward upon approval from the Singapore tax authorities. A net tax benefit of $10.0 million is recognized based on a portion of the deferred tax assets that is assessed as more likely than not to be realizable through offset against existing deferred tax liabilities. A valuation allowance is established for the remaining deferred tax assets which are assessed as more likely than not to be unrealizable for offset against future taxable income. Such future taxable income is based on our projection which is contingent upon future market conditions.
Net loss attributable to the noncontrolling interest in CSP
Net loss attributable to the noncontrolling interest in CSP for the six months ended June 30, 2009 is due to the adoption of SFAS No. 160 which became effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008. Prior to the adoption of SFAS No. 160, none of CSP’s losses had been allocated to the noncontrolling interest in the consolidated statements of operations as the obligations of the noncontrolling interest were reduced to zero in the first quarter of 2003 onwards due to cumulative losses.
Accretion to redemption value of convertible redeemable preference shares
In the third quarter of 2005, 30,000 convertible redeemable preference shares were issued. We accrete the carrying amounts of the convertible redeemable preference shares to their redemption values at maturity and record such accretion using the effective interest method over the remaining period until the maturity date on August 17, 2010. Such accretion adjusts net income (loss) available to ordinary shareholders of Chartered. Accretion charges were $5.0 million and $5.2 million for the six months ended June 30, 2008 and 2009, respectively.
LIQUIDITY AND CAPITAL RESOURCES
Current and expected liquidity
As of June 30, 2009, our principal sources of liquidity included $838.7 million in cash and cash equivalents and restricted cash; and $897.2 million of unutilized banking facilities consisting of loans and bank credit lines. Included in the $897.2 million of unutilized banking facilities are $42.2 million of uncommitted banking and credit facilities, $50.0 million related to a revolving loan facility with Bank of America (“BOA”), which is available for three years from April 2007 and $150.0 million related to a revolving loan facility with Sumitomo Mitsui Banking Corporation (“SMBC”), which expired on June 30, 2009. As a result of the expiration of the revolving loan facility with SMBC on June 30, 2009, we entered into a $150.0 million revolving loan facility with SMBC, Citibank N.A., Singapore Branch and Deutsche Bank AG, Singapore Branch (“Deutsche”), which is effective in July 2009 and available until June 30, 2010. The remaining unutilized banking facilities are available for drawdown only for purposes of financing the purchases of equipment from certain vendors in accordance with designated schedules set forth under the applicable facility agreements.

The following shows long-term debt outstanding as of December 31, 2008 and June 30, 2009:

	As of
	December 31,	June 30,
	2008	2009
	(In thousands)
Floating rate loans:
$653,131 EXIM Guaranteed Loan	$459,771	$397,876
$609,733 EXIM Guaranteed Loan	90,463	181,692
Société Générale Term Loan	119,234	107,311
JBIC/SMBC Term Loan (Tranche B)	71,841	71,841
Fixed rate loans:
5.645% JBIC/SMBC Term Loan (Tranche A)	71,841	71,841
5.75% senior notes due 2010	373,546	373,987
6.00% amortizing bonds due 2010	20,351	15,486
6.25% senior notes due 2013	298,125	298,318
6.375% senior notes due 2015	247,397	247,557
Others	7,775	6,850

Long-term debt outstanding	$1,760,344	$1,772,759

In the second quarter of 2006, 1,650 out of the originally issued 30,000 preference shares were converted into ordinary shares. Assuming no further conversion or any redemption of the preference shares until the maturity date on August 17, 2010, each remaining preference share is redeemable, out of funds legally available for such payment, at a redemption price equal to $10,000 per preference share, or a total of $283.5 million.
In January 2009, we made a repayment of $61.9 million on the $653,131 EXIM Guaranteed Loan.
In February 2009, we made the second drawdown of $91.2 million from the first tranche of the $609,733 EXIM Guaranteed Loan. The remaining amount available for drawdown under this facility is $428.0 million.
In March 2009, we made a principal repayment of $11.9 million on tranche A of the $189,871 term loan facility from Société Générale, with Atradius as the export credit insurer.
The EXIM Guaranteed Loans and the term loan facility from Société Générale require us to fund the debt service reserve account if our historical debt service coverage ratio is less than 1.3 on any repayment date. Similarly, the JBIC/SMBC Term Loan requires us to fund the debt service reserve account with certain amounts specified under the facility agreement depending on whether our debt service coverage ratio is less than 1.5 or 1.3 on any repayment date. Our historical debt service coverage ratio with respect to the EXIM Guaranteed Loans and JBIC/SMBC Term Loan was less than 1.3 on the repayment date of July 15, 2009. Our historical debt service coverage ratio with respect to the Société Générale term loan is expected to be less than 1.3 on the repayment date of September 1, 2009. We have funded the debt service reserve account with the required amount in respect of the JBIC/SMBC Term Loan where the debt service coverage ratio was less than 1.5. For the remaining amounts required to fund the respective debt service reserve accounts, we have applied to the respective lenders to waive the requirement to fund the respective debt service reserve accounts and have received approval for such waiver as of the issuance date of these unaudited interim condensed consolidated financial statements. Notwithstanding the application to waive the requirement, we have the ability to fund the debt service reserve accounts.
We have an investment in a Fund, which is managed by an external financial institution. The Fund consists primarily of corporate debt, mortgage-backed securities and asset-backed securities. Due to the nature of the securities that the Fund invests in, the Fund’s underlying securities have been exposed to adverse market conditions that have affected the value of the collateral and the liquidity of the Fund. As a result, in December 2007, the investment manager of the Fund halted demand redemptions and announced its intention to liquidate the Fund. The fair value of the Fund is assessed by using market prices or, when such prices are not available, using a valuation approach based on the current investment ratings, valuation parameters and estimates of the underlying debt and securities, and redemptions of the Fund and the subsequent distribution of cash. Based on this assessment, we determined that the fair value of the Fund and its underlying debt and securities approximated the fair values provided by the investment manager of the Fund. As such, the amounts recorded in our consolidated financial statements are based on the fair values provided by the investment manager of the Fund. We received cash proceeds of $1.9 million and $7.5 million in further redemptions from the Fund in the three and six months ended June 30, 2009, respectively. The net realized gain on the redemptions for both the three and six months ended June 30, 2009 was $0.1 million. As of June 30, 2009, the fair value of our pro-rata share of our remaining investment in the Fund was $12.9 million. As of June 30, 2009, we had received total redemptions of approximately 85.0% of our pro-rata share of the investment in the Fund. The investment manager of the Fund stated that its expectation is to have a further 9% of our pro-rata share of the original investment in the Fund liquidated by December 2009. Subsequent to June 30, 2009, we received cash proceeds of $2.6 million in further redemption from the Fund, resulting in a realized gain of $0.1 million on the redemption. If the credit and liquidity issues in the markets relating to our investment and its underlying securities continue or worsen, we may recognize further losses in the value of our remaining investment in the Fund.

Working capital, which is calculated as the excess of current assets over current liabilities, was $471.6 million and $758.6 million as of December 31, 2008 and June 30, 2009, respectively. The increase in working capital was due primarily to higher cash and cash equivalents arising from the net proceeds from the rights offering completed in April 2009. See discussion below for more details.
On March 9, 2009, we announced a rights offering of approximately 6,869,926,194 new Shares, directly or in the form of ADSs.
Pursuant to the rights offering:
•	27 new Shares were offered for every 10 Shares held at S$0.07 per rights share; and

•	27 new ADSs were offered for every 10 ADSs held at a price of US$0.46 per rights ADS.
The rights offering was completed on April 15, 2009 and final net proceeds from the rights offering were approximately $307 million.
Under the underwriting agreement we have with Citigroup Global Markets Singapore Pte. Ltd., Deutsche and Morgan Stanley Asia (Singapore) Pte. Ltd. (“Underwriters”) in relation to the rights offering, we have agreed that we will not issue any new ordinary shares for a period of 180 days from March 11, 2009 without the Underwriters’ prior consent. This restriction does not prohibit us from issuing new ordinary shares pursuant to the exercise of employee share options under the 1999 Option Plan, the vesting of RSUs and PSUs, the conversion of CRPS or the exercise of the GS Call Option. In addition, this restriction does not apply to any strategic transaction (or public announcement thereof) involving us or any of our affiliates.
Subsequent to the completion of the rights offering, we held a “ten for one” share consolidation which was approved during an Extraordinary General Meeting of shareholders on April 30, 2009. The share consolidation does not affect our financial statements other than to the extent it decreases the number of outstanding shares and correspondingly increases per share information for all periods presented. The purpose of the share consolidation is to help reduce certain fixed costs and volatility in the trading of our shares on the Singapore Exchange Securities Trading Limited, as well as to mitigate our risks of being delisted from the Nasdaq Global Select Market on account of the trading price of the ADSs falling below US$1.00 over a sustained period of time.
Based on our current level of operations, we believe that our cash on hand, existing working capital, planned use of existing credit facilities, credit terms with our vendors and projected cash flows from operations will be sufficient to meet our capital and R&D expenditures, debt service obligations, investment and current liquidity needs for at least the next twelve months. In light of the current uncertain market conditions, we are also taking additional steps to preserve our cash and liquidity. Depending on the pace of our future growth and technology upgrades and migration, we may require additional financing from time to time, including for purposes of funding the capital expenditures for our manufacturing facilities. See the “— Liquidity and Capital Resources — Historic investing cash flows and capital expenditures” section below for more details on our capital expenditures. We believe in maintaining maximum flexibility when it comes to financing our business. We regularly evaluate our current and future financing needs and may take advantage of favorable market conditions to raise additional financing.
The crisis in the financial markets and the continuing challenging economic conditions globally have adversely impacted many industries, including the semiconductor and foundry industries. In addition, the volatility in the credit markets has resulted in uncertainty in the availability of credit on reasonable terms. However, there have been encouraging signals from the global economy and we are seeing incremental improvement in our business with an improvement in customers’ orders. This is in line with the sequential growth for the semiconductor industry from March to May 2009. We cannot predict the timing, strength or duration of any economic deterioration or subsequent economic recovery, worldwide, or in the foundry industry. If improvements to the current economic or market conditions are not sustained or increased, or if the current economic or market conditions deteriorate again, our business, financial condition and results of operations could be materially and adversely affected. Therefore there can be no assurance that our business will generate and continue to generate sufficient cash flow to fund our liquidity needs in the future as cash flow generation may be affected by, among other factors, sales levels, capacity utilization, industry business conditions as well as global economic conditions.
In March 2009, Fitch Ratings revised our long-term foreign currency issuer default rating and outstanding senior unsecured debt from BB+ to BB-. Moody’s Global Credit Research also revised our corporate and senior unsecured bond ratings down from Ba1 to Ba2 in March 2009 but continued to review the rating. The rating was confirmed in April 2009. The revisions in our ratings reflect expectations regarding our financial and competitive conditions and we cannot assure you that we will not be subject to further credit rating downgrades, particularly in view of the crisis in the financial markets and the deteriorating global economy. Our debt agreements do not have triggers in respect of any credit rating downgrades that would accelerate the maturity of our debt. However, subject to the achievement of certain production milestones specified in our debt agreements, we may be required to commence repayment of our debt earlier than the scheduled repayment dates set out in certain of our debt agreements. These production milestones relate to the production capacity and shipment of a certain number of wafers over a given time period as specified in the debt agreements. Credit rating downgrades, depending on their severity, could affect our ability to access or renew existing financing or to obtain additional financing as we may require from time to time depending on the pace of our future growth and technology upgrades and migration. Credit rating downgrades could also affect our ability to access the capital markets in the future on favorable terms, or at all. As a result our ability to compete effectively in our business relative to competitors with higher credit ratings could be affected. Furthermore, as a result of the current crisis in the financial markets and deteriorating global economy, the cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Where additional financing could be obtained, there can be no assurance that such additional financing will be available on terms satisfactory to us or that such additional financing will not be dilutive to our shareholders or creditors.
Historic cash flows
The following table sets forth the summary of our cash flows for the periods presented:

	Six Months Ended
	June 30,
	2008	2009
	(In thousands)
Net cash provided by operating activities	$307,571	$132,361
Net cash used in investing activities	$(476,860)	$(201,260)
Net cash provided by (used in) financing activities	$(61,074)	$320,305
Historic operating cash flows
Net cash provided by operating activities was $307.6 million and $132.4 million for the six months ended June 30, 2008 and 2009, respectively. The $175.2 million decrease in cash flow from operating activities was due primarily to lower sales, grant receipts and interest income receipts due primarily to lower interest rates, and absence of refund of taxes arising from the revocation of the pioneer status of Fab 3 of $59.3 million as occurred in the six months ended June 30, 2008. The decrease was partially offset by lower payments of operating expenses, lower tax payments by $5.2 million and lower payments for joint-development fees. In addition, cash flow from operating activities for the six months ended June 30, 2008 included cash flow from operating activities from CST for the period from April 1, 2008 to June 30, 2008 as the Company acquired CST on March 31, 2008 while cash flow from operating activities for the six months ended June 30, 2009 included cash flow from operating activities from CST for the period from January 1, 2009 to June 30, 2009.
Historic investing cash flows and capital expenditures
Net cash used in investing activities was $476.9 million and $201.3 million for the six months ended June 30, 2008 and 2009, respectively. Investing activities consisted primarily of capital expenditures totaling $275.2 million and $211.0 million in the six months ended June 30, 2008 and 2009, respectively. Capital expenditure for the six months ended June 30, 2008 and 2009 were primarily for increasing the capacity for our 65nm and below process geometry technologies. Investing activities for the six months ended June 30, 2008 also included $237.1 million related to the purchase of 100 percent of the shares in CST, which consisted of cash and related direct costs of the acquisition, net of cash acquired of $6.5 million, funded with existing cash balances. We also received cash proceeds of $42.4 million and $7.5 million in further distributions from the Fund for the six months ended June 30, 2008 and 2009, respectively.
We are increasing our capital expenditure guidance for 2009 from approximately $375 million to approximately $500 million which will be primarily for increasing the capacity of our 65nm and below technologies. We expect to fund this through a combination of existing cash balances, cash flow from operations and the use of credit facilities. As of June 30, 2009, we had $655.0 million of unutilized banking facilities available for drawdown for purposes of financing the purchases of equipment from certain vendors in accordance with designated schedules set forth under the applicable facility agreements. Our credit facilities, however, require us to maintain certain financial conditions and/ or ratios, including to meet certain debt to equity leverage ratio covenants.
With the above capital expenditure, Fab 7 is expected to have equipment (installed or available for installation) that is equivalent to a capacity of 31,000 twelve-inch wafers per month by March 2010. In June 2009, Fab 7 was equipped with a capacity of 24,000 twelve-inch wafers per month. We expect Fab 7 to have a total capacity of 45,000 twelve-inch wafers per month covering 0.13um to 45nm technology nodes. The capacity plan will take several years to complete and depends on market conditions, customer demand, adoption of next generation technologies and our financial plans and capabilities. The total capital expenditure is expected to be approximately between $4,200 million to $4,500 million for the planned capacity of 45,000 twelve-inch wafers per month. As of December 31, 2008 and June 30, 2009, we have spent an accumulative total of $2,465.8 million and $2,640.2 million, respectively, on equipment for Fab 7. As of December 31, 2008 and June 30, 2009, we had commitments on contracts for capital expenditures of $298.9 million and $249.4 million, respectively. We may claim investment allowances on future qualifying capital expenditures, subject to a minimum level of investment in approved fixed capital expenditure within the qualifying period.
The nature of our industry is such that, in the short-term, we may reduce our capital expenditures by delaying planned capital expenditures in response to a difficult business environment. However, the semiconductor market is characterized by rapid technological change and the importance of economies of scale, which we expect to result in significant capital expenditure requirements.

Historic financing cash flows
Net cash used in financing activities was $61.1 million for the six months ended June 30, 2008 as compared to net cash provided by financing activities of $320.3 million for the six months ended June 30, 2009. Financing activities for the six months ended June 30, 2008 included a drawdown of $119.2 million from the Société Générale Term Loan facility, $113.1 million from the JBIC/SMBC Term Loan and $50.0 million from BOA short-term credit facility. We also made principal repayments totaling $270.0 million for the BOA short-term credit and the revolving loan facilities, and the SMBC revolving loan facility, as well as loan repayment of $32.4 million for the drawdown from the first tranche of the $653,131 EXIM Guaranteed Loan.
Financing activities for the six months ended June 30, 2009 included the receipt of net proceeds of $307.3 million from the completion of the rights offering in April 2009 and a drawdown of $91.2 million from the first tranche of the $609,733 EXIM Guaranteed Loan. We also made principal repayments totaling $61.9 million for the $653,131 EXIM Guaranteed Loan and $11.9 million on Tranche A of the $189,871 term loan facility from Société Générale.
The restricted cash relates to cash amounts reserved in a bank account and restricted for the purpose of semi-annual principal and interest repayments related to the $653,131 EXIM Guaranteed Loan. The decrease in restricted cash of $4.4 million for the six months ended June 30, 2009 was due primarily to lower future interest payments.
INVESTMENT IN SMP
Our investment in SMP as of December 31, 2008 and June 30, 2009 is shown below:

	As of
	December 31,	June 30,
	2008	2009
	(In thousands)
Cost (net of return of capital)	$80,936	$80,936
Share of retained post-formation gains	75,780	80,737
Dividends received	(135,397)	(136,435)

	$21,319	$25,238

Included in receivables and payables are amounts due from or to SMP:

	As of
	December 31,	June 30,
	2008	2009
	(In thousands)
Amounts due from SMP	$12,175	$9,736
Amounts due to SMP	$1,140	$236
Summarized unaudited financial information for SMP is shown below:

	As of
	December 31,	June 30,
	2008	2009
	(In thousands)
Current assets	$48,079	$53,085
Property, plant and equipment	20,369	17,648
Other assets	316	137
Current liabilities	(22,489)	(22,659)
Other liabilities	(157)	(244)

Shareholders’ equity	$46,118	$47,967

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2009	2008	2009
	(In thousands)		(In thousands)
Net revenue	$41,098	$30,699	$84,314	$49,295
Gross profit	$10,605	$7,267	$21,286	$5,297
Net income	$9,572	$6,651	$19,485	$2,888

Item 3. Quantitative and Qualitative Disclosures About Market Risk
Our exposure to financial market risks is derived primarily from the changes in interest rates and foreign exchange rates. To mitigate these risks, we utilize derivative financial instruments and natural hedging by maintaining foreign currency bank deposits, the application of which is intended for hedging purposes and not for speculative purposes.
Reference is made to Part I, “Item 11, Quantitative and Qualitative Disclosures About Market Risk”, in the Company’s annual report on Form 20-F for the year ended December 31, 2008 and to Note 12, “Derivative Instruments and Hedging Activities”, Note 13, “Fair Values of Financial Instruments” in the Notes to the Unaudited Condensed Consolidated Financial Statements included in this Form 6-k, for the quarter ended June 30, 2009. Apart from changes in our exposure to interest rate and foreign exchange risk which are presented in the tables below, there have been no other material changes to our exposures to market risk as reported in these sections.
Interest rate risk
The tables below provide information about our long-term debt that are sensitive to changes in interest rates. The table presents principal cash flows and related weighted average interest rates by expected maturity dates. Weighted average floating rates are based on prevailing floating interest rates related to the outstanding obligations as of June 30, 2009. There were no outstanding interest rate contracts as of June 30, 2009.

	As of June 30, 2009
	Expected Maturity Date
	(In thousands, except interest rates)
	2009	2010	2011	2012	2013	Thereafter	Total		Fair Value
Long-term debt:
Floating rate debt (US$)	$73,818	$165,806	$198,343	$133,488	$104,021	$83,244	$758,720		$758,720
Weighted average interest rate	1.656%	1.651%	1.645%	1.671%	1.694%	1.612%	1.655	%(1)
Fixed rate debt (US$)	$5,010	$385,476	$14,368	$14,368	$314,368	$278,737	$1,012,327		$890,612
Weighted average interest rate	6.000%	5.757%	5.645%	5.645%	6.222%	6.300%	6.049	%(1)

Total	$78,828	$551,282	$212,711	$147,856	$418,389	$361,981	$1,771,047		$1,649,332

	As of
	December 31, 2008
	(In thousands)
	Total	Fair Value
Long-term debt:
Floating rate debt	$741,309	$741,309
Fixed rate debt	1,017,192	816,544

Total	$1,758,501	$1,557,853

Notes:

(1)	Average interest rates under “Total” are the weighted average interest rates of long-term debt outstanding as of June 30, 2009.
As of June 30, 2009, 57.0% and 43.0% of our interest rate payment obligations on long-term debt are at fixed rates and floating rates, respectively. We do not have cash flow and earnings exposure due to market interest rate changes for our fixed rate debt obligations, however we do have cash flow and earnings exposure due to market interest rate changes for our floating rate debt obligations. Based on our interest payment obligations as of June 30, 2009, a 0.5% increase in interest rates would increase our floating rate interest payments by 30.2% annually.

Foreign currency risk
The table below provides information about our foreign currency forward contracts and presents the information in U.S. dollar equivalents.

	As of June 30, 2009				As of
	Expected Maturity Date of Notional Amounts				December 31, 2008
	(In thousands, except exchange rates)				(In thousands)
	2009	Thereafter	Total	Fair Value	Total	Fair Value
Forward foreign exchange agreements:
(Receive Yen/Pay US$)
Contract Amount	$3,300	—	$3,300	$(4)	$9,491	$(65)
Average Contractual Exchange Rate	96.1650/USD
(Receive S$/Pay US$)
Contract Amount	$11,986	—	$11,986	$52	$5,002	$29
Average Contractual Exchange Rate	1.4552/USD
(Receive Euro/Pay US$)
Contract Amount	$16,047	—	$16,047	$66	$—	$—
Average Contractual Exchange Rate	1.3988/Euro
(Receive GBP/Pay US$)
Contract Amount	$278	—	$278	$(3)	$—	$—
Average Contractual Exchange Rate	1.6625/GBP

Total Contract Amount	$31,611	—	$31,611	$111	$14,493	$(36)

Item 4. Controls and Procedures
Not applicable.

PART II — OTHER INFORMATION
Item 1. Legal Proceedings
The Company is not involved in any legal proceedings that we believe would be materially harmful to the Company.
Item 2. Unregistered Sales of Equity and Use of Proceeds
None.
Item 3. Defaults Upon Senior Securities
None.
Item 4. Submission of Matters to a Vote of Security Holders
Our twenty-first annual general meeting of shareholders (the “2009 AGM”) was held on April 30, 2009. At the 2009 AGM, shareholders re-elected or re-appointed the following directors to serve on our Board of Directors:
(1)	Mr. Philip Tan Yuen Fah

(2)	Mr. Steven H. Hamblin

(3)	Mr Charles E. Thompson

(4)	Mr. Pasquale Pistorio

(5)	Mr. Maurizio Ghirga
At the 2009 AGM, the shareholders also voted on, and cast votes in favor of, the following proposals:
(i)	To adopt the Audited Accounts of the Company for the year ended December 31, 2008, including the reports of the Directors and the Auditors.

(ii)	To re-appoint KPMG as the Company’s Auditors and to authorize the Directors to fix their remuneration.

(iii)	To approve additional Directors’ fees of $63,000 for the year ended December 31, 2008.

(iv)	To approve Directors’ fees of up to $600,000 for the year ending December 31, 2009.

(v)	To authorize the Directors to allot and issue shares in the capital of the Company pursuant to Section 161 of the Singapore Companies Act, Chapter 50.

(vi)	To authorize the Directors to create and issue securities and to allot and issue shares in the capital of the Company in connection therewith pursuant to Section 161 of the Singapore Companies Act, Chapter 50.

(vii)	To authorize the Directors to offer and grant restricted share units and to allot and issue additional shares in the capital of the Company pursuant to the Company’s Restricted Share Unit Plan 2007.

(viii)	To authorize the Directors to offer and grant performance share units and to allot and issue additional shares in the capital of the Company pursuant to the Company’s Performance Share Unit Plan 2007.
Details of the foregoing proposals can be found in the Company’s Proxy Statement submitted to the U.S. Securities and Exchange Commission in its report on Form 6-K dated March 30, 2009.
Item 5. Other Information
None.
Item 6. Exhibits
99.1	Amendment Agreement dated July 13, 2009 to Facility Agreement dated December 23, 2004 by and among the Company as Borrower, JPMorgan Chase Bank, N.A. as Lender, Export-Import Bank of the United States as guarantor and JPMorgan Chase Bank, N.A as Facility Agent.

99.2	Amendment Agreement dated July 13, 2009 to Facility Agreement dated May 16, 2007 by and among the Company as Borrower, JPMorgan Chase Bank, N.A. as Lender, Export-Import Bank of the United States as guarantor and JPMorgan Chase Bank, N.A as Facility Agent.

99.3	JTC’s Consent Letters dated 15 April 2009 and 20 April 2009 relating to the proposed assignment/transfer of lease of private lots, A1964503, A1964504, A1964505, A1964506, A1964507, A1964508 and A1964510 (to be known as Private Lots A1112600, A1112601, A1112602, A1112603, A1112604, A1112605 and A1112606) at 60 Woodlands Industrial Park D, Street 2, Singapore 738406, by Terra Investments Pte. Ltd. to the Company.

99.4	The Company’s Acceptance Letter and Letter of Undertaking, both dated 15 July 2009 in response to JTC’s Consent Letters dated 15 April 2009 and 20 April 2009.

99.5	Sale and Purchase Agreement dated 15 July 2009 by and among Terra Investments Pte. Ltd. and the Company.

99.6	Novation Agreement for Sublease of Private Lot A1964506 dated 24 July 2009 by and among Terra Investments Pte. Ltd., the Company and Chartered Silicon Partners Pte Ltd.

99.7	Deed of Assignment dated 24 July 2009 relating to Private Lots A1964506, A1964507, A1964508 and A1964510 by and between Terra Investments Pte. Ltd. and the Company.

99.8	Amendment Agreement dated July 29, 2009 to Loan Agreement dated October 5, 2007 by and among the Company as Borrower and Japan Bank for International Cooperation and Sumitomo Mitsui Banking Corporation, as Lenders.

99.9	Amendment Agreement to Credit Agreement dated January 28, 2008 by and among the Company as Borrower, Société Générale as Arranger, Lender and Facility Agent, and The Bank of New York, as Security Trustee and Account Bank.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 11, 2009

CHARTERED SEMICONDUCTOR MANUFACTURING LTD.
By:	/s/ Chia Song Hwee
	Name:	Chia Song Hwee
	Title:	President and Chief Executive Officer

By:	/s/ George Thomas
	Name:	George Thomas
	Title:	Senior Vice President and Chief Financial Officer